UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

ANADYS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03252Q408

(CUSIP Number of Class of Securities)

Stephen T. Worland, Ph.D.

President and Chief Executive Officer

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, CA 92121

(858) 530-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Thomas A. Coll, Esq.

Steve Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys” or the “Company”). The address of the principal executive offices of the Company is 5871 Oberlin Drive, Suite 200, San Diego, CA 92121, and its telephone number is (858) 530-3600.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Shares”). As of the close of business on October 14, 2011, there were 57,176,285 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.anadyspharma.com. The website and the information on or available through the website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by Bryce Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Parent” or “Roche”), disclosed in a Tender Offer Statement on Schedule TO, dated October 25, 2011 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $3.70 per share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 and attached to the Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2011. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 2011 (the “Merger Agreement”), among the Company, Parent, Purchaser and, solely for the purposes of Section 9.13 therein, Roche Holdings, Inc., a Delaware corporation and the parent of Parent (“Guarantor”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding (other than Shares that are held by (i) the Company, Parent, Purchaser or any of their respective wholly-owned subsidiaries, which will be canceled with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day Tuesday, November 22, 2011, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

According to the Schedule TO, the address of the principal executive offices of Purchaser is 1209 Orange Street, Wilmington, Delaware 19801, and its telephone number is (973) 235-5000. The address of the principal executive offices of Parent is 340 Kingsland Street, Nutley, New Jersey 07110, and its telephone number is (973) 235-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company after acquiring a majority of the Shares pursuant to the Offer (such time hereinafter referred to as the “Offer Acceptance Time”) other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its board of directors may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Summary Compensation Table for 2010;” “Grants of Plan-Based Awards in 2010;” “Outstanding Equity Awards as of December 31, 2010;” “Option Exercises and Stock Vested;” “Post-Employment Compensation;” “Potential Payments Under Severance/Change in Control Arrangements;” “Director Compensation Table for 2010;” and “Certain Transactions.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 14, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,385,886 Shares (or 2.42% of all outstanding Shares), excluding Shares issuable upon exercise of options to purchase Shares, which are discussed below. If the directors and executive officers were to tender all 1,385,886 of those Shares for purchase pursuant to the Offer and those shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $5,127,778 in cash pursuant to tenders into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of October 14, 2011, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar.

Executive Officer/Director	Number of Shares Owned	Value of Shares Owned
James Appleman, Ph.D.	1,752	$6,483
Kevin L. Eastwood	—	$—
Mark G. Foletta	—	$—
Marios Fotiadis	—	$—
James L. Freddo, M.D.	63,982	$236,733
Barry A. Labinger	—	$—
Stelios Papadopoulos, Ph.D.	814,206	$3,012,562
Brian S. Posner	—	$—
Elizabeth E. Reed, J.D.	1,885	$6,975
Peter T. Slover, CPA	3,862	$14,289
Steve Worland, Ph.D.	315,656	$1,167,927
Kleanthis G. Xanthopoulos, Ph.D.	184,543	$682,809
All directors and executive officers as a group (12 persons)	1,385,886	$5,127,778

Treatment of Options

The table below sets forth information regarding the vested and unvested options to purchase Shares (the “Company Stock Options”) held by the Company’s directors and executive officers as of October 14, 2011 that, if they have an exercise price per share less than the Offer Price, whether vested or unvested, will be converted at the Effective Time into the right to be paid in cash an amount per share, if any, by which the Offer Price exceeds the exercise price of the Company Stock Option, less applicable tax withholding. If the exercise price per share is equal to or greater than the Offer Price, the Company Stock Options will be canceled without payment of consideration, and all rights with respect to such options will terminate at the Effective Time. In addition, the table below sets forth the consideration that the holders of such Company Stock Options will be entitled to receive at the Effective Time. The table below reflects the number of vested and unvested Company Stock Options with exercise prices below $3.70 per share that are held by the Company’s directors and executive officers, assuming the Effective Time occurs on December 13, 2011, assuming that no stock options held by such persons are forfeited or exercised between October 14, 2011 and December 13, 2011, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their Company Stock Options (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Unvested Options	Total Option Spread Value
James Appleman, Ph.D.	212,224	$2.36	$284,515	129,650	$1.62	$269,741	$554,256
Kevin L. Eastwood	—	$—	$—	325,000	$1.41	$744,250	$744,250
Mark G. Foletta	57,500	$2.27	$82,475	7,500	$1.17	$18,975	$101,450
Marios Fotiadis	77,108	$2.44	$97,181	7,500	$1.17	$18,975	$116,156
James L. Freddo, M.D.	557,056	$2.48	$678,348	172,882	$1.61	$360,786	$1,039,134
Barry A. Labinger	7,853	$1.23	$19,431	20,352	$1.23	$50,178	$69,609
Stelios Papadopoulos, Ph.D.	77,108	$2.44	$97,181	7,500	$1.17	$18,975	$116,156
Brian S. Posner	2,083	$0.70	$6,249	22,917	$0.70	$68,751	$75,000
Elizabeth E. Reed, J.D.	324,433	$2.21	$483,196	188,830	$1.67	$384,065	$867,261
Peter T. Slover, CPA	160,056	$2.09	$257,531	142,280	$1.54	$307,134	$564,665
Steve Worland, Ph.D.	665,629	$2.21	$993,045	331,845	$1.44	$750,340	$1,743,385
Kleanthis G. Xanthopoulos, Ph.D.	371,941	$2.85	$316,556	7,500	$1.17	$18,975	$335,531
All directors and executive officers as a group (12 persons)	2,512,991	$2.38	$3,315,708	1,363,756	$1.49	$3,011,145	$6,326,853

Change of Control Arrangements with Current Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause.

The Company has entered into severance and change in control agreements with each of its executive officers. Pursuant to the severance and change in control agreements, if, within six months prior to or within 24 months following a change in control that occurs no later than June 30, 2012 (a change in control will occur upon consummation of the Offer), an executive officer’s employment is terminated by the Company without “cause” or by the executive officer for “good reason” (each as defined in such executive officer’s severance and change in control agreement), the executive officer will receive a lump-sum payment equal to (i) 24 months of base pay and (ii) an amount that is double the greater of the executive officer’s (A) last annual bonus amount or (B) the last annual target bonus amount that was in effect under the bonus plan preceding the executive officer’s termination date (the “Bonus”). The severance and change in control agreements also provide for payment of Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) premiums for up to 12 months, executive outplacement services for six months, as well as the full accelerated vesting of the executive officers’ outstanding equity awards upon a change in control and an associated qualifying termination thereafter. As described in the Merger Agreement, however, all Company Stock Options held by the executive officers that are not exercised by the executive officer prior to the effective time of the Merger will be exchanged for the right to receive the amount per share, if any, by which the Offer Price exceeds the exercise price of the Company Stock Option. The severance payments payable under the severance and change in control agreements are subject to the executive officers’ compliance with certain covenants.

The following table shows the maximum potential amounts of all severance payments for each of the executive officers under their severance and change in control agreements, assuming the Merger is effected on December 13, 2011 and each executive officer’s employment is terminated by the Company without cause immediately thereafter, and assuming each executive officer receives payment of his or her COBRA premiums for the full severance period for which he or she is eligible. See “Treatment of Options” for the potential cash out value of Company Stock Options held by each executive officer. All figures have been rounded to the nearest whole dollar.

Name	Potential Cash Severance Payments under Agreements	Potential COBRA Payments and Outplacement Services	Total Potential Severance Payments (including COBRA)
James Appleman, Ph.D.	$742,000	$23,617	$765,617
Kevin L. Eastwood	$770,000	$30,453	$800,453
James L. Freddo, M.D.	$1,148,000	$30,453	$1,178,453
Elizabeth E. Reed, J.D.	$791,560	$25,974	$817,534
Peter T. Slover, CPA	$574,652	$30,453	$605,105
Steve Worland, Ph.D.	$1,311,000	$30,453	$1,341,453
All executive officers as a group (6 persons)	$5,337,212	$171,403	$5,508,615

Each of the executive officers is subject to a “better after-tax” provision that would either (i) cut back the payments to the individuals, or (ii) provide the full payment to the individuals, whichever results in the executive officers receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Internal Revenue Code. One or more of the executive officers may have their payments cut back under this provision.

The description above is qualified in its entirety by reference to the severance and change in control agreements with each of the executive officers, a form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

401(k) Plan

The Company has a 401(k) plan for the benefit of certain of its employees, including its executive officers, qualified to participate thereunder. Although the Company’s 401(k) plan includes a profit participation component, the Company has not utilized the profit participation component to distribute funds to plan participants.

Under the Merger Agreement, for one year following the Effective Time, Parent is generally required to maintain total compensation and benefits substantially comparable to the compensation and benefits maintained by the Company immediately prior to the Effective Time. However, Parent may choose to terminate a benefit plan, including the 401(k) plan, and instead permit the employees to participate in the Parent benefit plan.

All contributions that the Company has made to the 401(k) plan are fully vested at the time of such contribution.

Employee Stock Purchase Plan

Pursuant to the Merger Agreement, prior to the Offer Acceptance Time, the Company shall take all actions necessary or required under the Company’s 2004 Employee Stock Purchase Plan, as amended (the “ESPP”) to ensure that except for the six-month offering period under the ESPP that commenced on May 16, 2011, no additional offering shall be authorized or commenced. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. The Company shall terminate the ESPP effective as of the Effective Time.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of the material payments and benefits payable to the Company’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and are based on, among other things, each executive officer’s and director’s compensation and stock holdings as of October 14, 2011, the number of vested and unvested Company Stock Options held by each director and executive officer, assuming the Effective Time occurs on December 13, 2011, and assuming that each executive officer’s employment is terminated immediately thereafter and that each executive officer will receive the maximum amount of severance payments under his or her severance and change in control agreement, including COBRA. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer/Director	Severance Payments	Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Value of Shares Owned	Total[1]
James Appleman, Ph.D.	$765,617	$284,515	$269,741	$6,483	$1,326,356
Kevin L. Eastwood	$800,453	$—	$744,250	$—	$1,544,703
Mark G. Foletta	$—	$82,475	$18,975	$—	$101,450
Marios Fotiadis	$—	$97,181	$18,975	$—	$116,156
James L. Freddo, M.D.	$1,178,453	$678,348	$360,786	$236,733	$2,454,320
Barry A. Labinger	$—	$19,431	$50,178	$—	$69,609
Stelios Papadopoulos, Ph.D.	$—	$97,181	$18,975	$3,012,562	$3,128,718
Brian S. Posner	$—	$6,249	$68,751	$—	$75,000
Elizabeth E. Reed, J.D.	$817,534	$483,196	$384,065	$6,975	$1,691,770
Peter T. Slover, CPA	$605,105	$257,531	$307,134	$14,289	$1,184,059
Steve Worland, Ph.D.	$1,341,453	$993,045	$750,340	$1,167,927	$4,252,765
Kleanthis G. Xanthopoulos, Ph.D.	$—	$316,556	$18,975	$682,809	$1,018,340
All directors and executive officers as a group (12 persons)	$5,508,615	$3,315,708	$3,011,145	$5,127,778	$16,963,246

[1]

Does not include the value of any unused vacation payable by law upon the termination of an executive officer’s employment. For information relating to payments of accrued and unused vacation time, please see the table in the Information Statement under the heading “Potential Payments Under Severance/Change in Control Arrangements.”

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, subject to specified limitations (including any modifications pursuant to individual contracts between the Company and any executive officer or director). Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise. Such expenses are to be advanced promptly following a request by such person, prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that such director or executive officer becomes legally obligated to pay because of any claim or claims made against or by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative (including an action by or in the right of the Company) to which such director or executive officer is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that such director or executive officer is, was or at any time becomes a director, executive officer, employee or other agent of the Company, or is or was serving or at any time serves at the request of the Company as a director, executive officer, employee or other agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including in connection with any proceeding resulting in a final judgment that such director’s or executive officer’s conduct was knowingly fraudulent or deliberately dishonest or constituted willful misconduct. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the Company under his or her indemnity agreement, the Bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

From and after the Effective Time, all rights to indemnification by the Company and its subsidiaries existing in favor of directors and executive officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws and as provided in the indemnity agreements between the Company and its subsidiaries, on the one hand, and the executive officers and directors, on the other hand, shall survive the closing of the Merger (the “Closing Date”) and continue in full force and effect for a period of six years from the Effective Time.

The Company will, until the sixth anniversary of the Effective Time, maintain the Company’s existing policy of directors’ and officers’ liability insurance or provide substitute policies on terms no less favorable than the existing policy, or purchase a six-year “tail” policy prior to the Effective Time, provided that Parent or the Company is not required to expend an amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy.

Representation on the Board of Directors

The Merger Agreement provides that subject to compliance with applicable law and the applicable NASDAQ Marketplace Rules, Purchaser is entitled following the Offer Acceptance Time to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as would represent a percentage of the entire board of directors of the Company equal to the percentage of the total number of outstanding Shares beneficially owned by Parent, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer). The Company must, upon Purchaser’s request at any time following the consummation of the Offer, take all such actions necessary to appoint to the board of directors of the Company the individuals so designated by Purchaser, including filling vacancies on the Company’s board of directors, promptly increasing the size of the Company’s board of directors and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the board of directors of the Company. The Company also must, upon Purchaser’s request, cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company’s board of directors of each committee of the Company’s board of directors to the extent permitted by applicable law and applicable NASDAQ Marketplace Rules.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Company’s board of directors as set forth above, then, until the Effective Time, the Company will cause its board of directors to maintain three directors who were members of the Company’s board of directors on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Parent, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors (in addition to any other required board or stockholder approval) will be required for the Company (i) to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than Parent or Purchaser), (iii) to amend the charter or bylaws if such action would adversely affect the Company’s stockholders (other than Parent or Purchaser) or (iv) to take any other action of the board of directors of the Company in connection with the Merger Agreement, if such exercise, waiver, amendment or other action would adversely affect, or reasonably be expected to adversely affect, the holders of Shares (other than Parent or Purchaser).

The foregoing summary concerning representation on the board of directors of the Company does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On October 16, 2011, the Company, Parent, Purchaser and, solely for the purposes of Section 9.13 therein, Guarantor entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On September 12, 2011, the Company and Guarantor entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Guarantor agreed that, subject to certain exceptions, any non-public information regarding the Company and its subsidiaries or affiliates furnished to Guarantor to its representatives would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential and used by Guarantor and its representatives solely for the purpose of considering, evaluating and negotiating a possible negotiated transaction between Guarantor and the Company and would be kept confidential except as provided in the Confidentiality Agreement. The confidentiality agreement also included a nine-month standstill.

Prior to entry into the Confidentiality Agreement, Parent and the Company had entered into a confidentiality and nondisclosure agreement dated as of June 12, 2006 (the “Original Confidentiality Agreement”), under the terms of which Parent agreed that, subject to certain exceptions, it would hold in confidence and not disclose non-public information disclosed by or on behalf of the Company to Parent or its affiliates, for the purpose of enabling Parent to evaluate whether or not to engage in a potential business relationship with the Company. The Original Confidentiality Agreement was amended July 8, 2011 to, among other things, extend its term for an additional three years.

(c) Arrangements among Parent, the Purchaser, and Certain Executive Officers and Directors of the Company.

Tender and Support Agreements

On October 16, 2011, each director and executive officer of the Company entered into a tender and support agreement with Parent and Purchaser (collectively, the “Tender and Support Agreements”) under which such director or executive officer, among other things, (1) agreed to tender all of his or her Shares pursuant to the Offer promptly, but no later than ten business days following commencement of the Offer, (2) agreed to vote such Shares, at any meeting of the stockholders of the Company, in favor of (i) the Merger and the adoption and approval of the Merger Agreement, (ii) each of the other Transactions and (iii) without limitation of (i) and (ii) above, the approval of any proposal to adjourn or postpone any such meeting of stockholders of the Company to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held, and against (A) any action that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement, (B) any Acquisition Proposal (as defined below under “Purposes of the Transaction and Plans or Proposals”), (C) any amendment to the Company’s Charter or Bylaws, (D) any material change in the capitalization of the Company or the Company’s corporate structure and (E) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, any of the other Transactions or such director or executive officer’s Tender and Support Agreement, (3) agreed to certain restrictions on the transfer of such Shares or entering into any arrangements with respect to the voting of such Shares or that are otherwise inconsistent with the terms of such director or executive officer’s Tender and Support Agreement, (4) agreed not to exercise any appraisal rights, dissenters’ rights or any similar rights, including, without limitation, under Section 262 of the DGCL, in respect of such Shares which may arise in connection with the Merger and (5) granted to Parent an irrevocable proxy to vote in favor of the Merger, the adoption and approval of the Merger Agreement and the other Transactions and against any of the actions set forth in (2)(A)-(E) above. Each such director or executive officer’s Tender and Support Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time. Including Company Stock Options that are exercisable within 60 days of October 14, 2011, 7.87% of the outstanding Shares were subject to the Tender and Support Agreements as of October 14, 2011. Excluding Company Stock Options that are exercisable within 60 days of October 14, 2011, 2.42% of the outstanding Shares were subject to the Tender and Support Agreements as of October 14, 2011. The Tender and Support Agreements terminate in the event the Merger Agreement is terminated. None of such directors and executive officers received any separate consideration for entering into a Tender and Support Agreement.

The foregoing summary and description of the Tender and Support Agreements are qualified in their entirety by reference to the Tender and Support Agreements, the form of which is filed as Exhibit (e)(6) and are incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. The Merger Agreement and the Tender and Support Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 25, 2011, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 4.	The Solicitation or Recommendation.

On October 16, 2011, the Company’s board of directors (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and, if necessary, under applicable law, adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the board of directors of the Company recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, under applicable law, adopt the Merger Agreement.

A press release, dated October 17, 2011, issued by the Company announcing the Offer, is included as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.

(i) Background of Offer

The Company is a biopharmaceutical company dedicated to improving patient care by developing novel medicines for the treatment of hepatitis C. The Company’s principal focus currently is the development of setrobuvir, a direct acting antiviral for the treatment of hepatitis C. The Company’s board of directors and its senior management team continuously review and evaluate potential partnership and other strategic opportunities in order to advance the clinical development of setrobuvir, provide additional cash funding for the Company and maximize value for the Company’s stockholders.

As part of its business development discussions relating to the Company’s research and development programs, including its NS5b non-nucleoside polymerase program from which setrobuvir was identified, the Company and Roche entered into a confidentiality agreement in 2006. During the period 2006-2007, the Company and Roche discussed the Company’s research and development programs and potential collaborations, and, during the late 2008/early 2009 time period, Roche conducted scientific and intellectual property due diligence on setrobuvir. None of these discussions or diligence activities led Roche to pursue a strategic transaction with the Company.

In March 2010, the board of directors of the Company met with several investment banking firms, including Lazard Frères & Co. LLC (“Lazard”), for purposes of engaging a financial advisor to assist the Company in exploring potential strategic opportunities, including a potential sale of the Company. The board began this process in anticipation of the receipt of complete 12-week clinical data from the Phase IIa trial of setrobuvir and the recognition that the data might enable the Company to enter into a strategic transaction.

In May 2010, the Company engaged Lazard as its financial advisor based, among other matters, on Lazard’s experience with mergers and acquisitions and its familiarity with the industry in which the Company operates. On May 26, 2010, the Company issued a press release announcing that it had retained Lazard to act as its financial advisor in connection with the Company’s review of its strategic alternatives.

Beginning in May 2010, in accordance with the directives of the Company’s board, Lazard contacted 15 pharmaceutical and biopharmaceutical companies, including Roche, which the Company’s board of directors, with the assistance of senior management and Lazard, determined might have interest in exploring a potential business combination with the Company because of existing hepatitis C programs or franchises in other liver diseases and because of prior business development discussions. Of the 15 parties contacted, 12 parties were already parties to confidentiality agreements with the Company, including Roche. Seven of these parties proceeded to conduct scientific due diligence on the Company’s programs. As part of the diligence process, on August 25, 2010, the Company and Roche held a teleconference during which the Company provided Roche with a clinical update on setrobuvir. Based on feedback received from the parties in the process, the Company’s board of directors determined that the contacted parties were not interested in pursuing a strategic transaction at that time and that some of the parties would require more clinical data on setrobuvir in order to assess a potential strategic transaction. Therefore, the Company’s board of directors determined that the Company should raise capital and pursue a Phase IIb clinical trial of setrobuvir in combination with pegylated interferon and ribavirin in genotype 1 hepatitis C patients.

On October 1, 2010, Steve Worland, the Chief Executive Officer of the Company, met with a representative of Roche in South San Francisco and discussed conducting a combination study with one or more of Roche’s direct acting antivirals as a means to advance development of setrobuvir in a combination regimen.

On October 15, 2010, the Company priced an underwritten public offering to sell shares at $1.80 per share with gross proceeds of $25 million. Lazard Capital Markets LLC served as sole book-running manager for the offering.

The Company’s board of directors and senior management also agreed that the Company would continue to update potential strategic partners on clinical developments relating to setrobuvir and planned development of ANA773 as part of its ongoing business development. The Company’s board of directors recognized that the Company’s clinical programs still required substantial time and investment to achieve marketing approval for any of its drug candidates, if ever, recognized that development of setrobuvir beyond the planned Phase IIb study might necessarily be in combination with other direct acting antivirals, and decided that the Company should continue to explore strategic opportunities to create value for the stockholders.

Following the October financing, the Company, with the assistance of Lazard, maintained regular dialogue with at least five parties, including Roche, which had indicated that they might be interested in setrobuvir upon seeing further data or as they gained further clarity regarding their internal hepatitis C portfolios. One of the parties was only interested in pursuing a potential commercial licensing arrangement. The other three parties, which we refer to as Party A, Party B and Party C, were open to discussing a potential acquisition of the Company. During the period from October 2010 until August 2011, representatives of the Company continued to hold meetings with potential strategic partners, including Roche and Party A, Party B and Party C, under confidentiality agreements in conjunction with industry conferences and at scheduled meetings and provided these parties clinical updates.

The Company also continued to engage in business development outreach to and discussions with pharmaceutical and biopharmaceutical companies that had direct acting antiviral programs about pursuing cross company clinical studies with setrobuvir for possible combination therapies for the treatment of hepatitis C.

Beginning in November 2010, the Company had discussions with Party B about pursuing a drug–drug interaction study with one of Party B’s targeted antivirals. In January 2011, the Company had discussions with Party C about pursuing a drug-drug interaction study with one of the direct acting antivirals in Party C’s portfolio. In April, 2011, the Company entered into a cross company clinical collaboration agreement with Party A to test setrobuvir in a drug-drug interaction study with a direct acting antiviral in Party A’s portfolio.

As part of its ongoing business development outreach, representatives of the Company met with representatives of Roche on October 31, 2010, at the American Association of Liver Diseases annual meeting in Boston, on January 12, 2011, at the JP Morgan Healthcare Conference in San Francisco, on February 24, 2011, at the BioCom Partnering Event in San Diego and, on March 31, 2011, at the European Association of the Study of the Liver annual meeting in Berlin, Germany (“EASL”). During the February 24, 2011 meeting, Dr. Worland indicated that the Company was seeking a potential partner to develop its products and was flexible as to the structure of any potential relationship.

On May 27, 2011, Dr. Worland and Kevin Eastwood, Senior Vice President, Business Development of the Company, had a lunch meeting with a representative of Roche in San Diego at the request of Roche. During the meeting, the Roche representative indicated that Roche was interested in pursuing a complementary direct acting antiviral to add to Roche’s portfolio and requested that the Company provide additional information on setrobuvir, for him to present to the appropriate Roche scientific group the following week. On May 31, 2011, the Company sent Roche the requested information concerning setrobuvir.

On June 9, 2011, representatives of the Company had a meeting with Party A to discuss a potential commercial partnering transaction for ANA773, the preliminary results of the drug-drug interaction study and Party A’s views on whether it would be willing to undertake a larger study of setrobuvir in combination with its drug candidate in advance of or in parallel with any further strategic discussions. Discussions with Party A continued throughout the summer and into September 2011.

On June 14, 2011, a representative of Roche and Mr. Eastwood had a telephone call during which the Roche representative informed Mr. Eastwood that Roche was interested in exploring opportunities with respect to setrobuvir and would like to conduct due diligence on setrobuvir. On June 14, 2011, the Company’s board of directors held its regularly scheduled meeting in San Diego, with the Company’s senior management present. During the meeting, management presented the current status of third party drug development for the treatment of the hepatitis C virus following the data released at the EASL meeting and the competitive landscape for hepatitis C therapies, including those in development. Management also reviewed the Company’s strategic plan as a stand-alone company, including its long-term revenue prospects, future cash needs and projections, potential uses of available cash and the Company’s clinical development path as well as risks and challenges facing the business. The board discussed the complex issues relating to development and commercialization of setrobuvir given data presented at EASL in March 2011 that indicated that future hepatitis C treatments would likely require a combination of direct acting antiviral drugs and that setrobuvir would likely have greater commercial value if it were part of a portfolio of other direct acting antiviral drugs. Following the discussion of the Company’s strategic plan, including the risks and challenges facing the business and the potential value creation as a stand-alone company, the Company’s board of directors discussed the possibility of pursuing a sale of the Company after the release of interim data from the ongoing Phase IIb trial of setrobuvir.

On June 29, 2011, representatives of the Company and Roche met at the annual BIO meeting in Washington D.C. to discuss business and program matters.

In July 2011, the Company gave Roche access to scientific and clinical data on setrobuvir in an electronic data room and, beginning on July 6, 2011, Roche commenced scientific technical due diligence on the Company’s products.

On July 12, 2011, representatives of Roche attended meetings at the Company’s headquarters in San Diego to conduct scientific due diligence on setrobuvir.

On July 31, 2011, Mr. Eastwood had a call with a representative of Roche to update Roche and to discuss next steps relating to a possible strategic transaction.

On August 2, 2011 Dr. Worland and Mr. Eastwood had a teleconference with representatives of Roche. During this conversation, Dr. Worland indicated that the Company’s board of directors supported continuing discussions concerning a potential strategic transaction involving the companies. Representatives of Roche indicated that Roche intended to deliver a non-binding, preliminary indication of interest regarding a potential strategic transaction by early to mid-September.

On August 18, 2011, Mr. Eastwood had a phone call with a representative of Roche during which Roche’s representative updated Mr. Eastwood on the status and timing of Roche’s key committee meetings relating to Roche’s potential approval of pursuing a potential acquisition of the Company.

On August 19, 2011, Dr. Worland had a lunch meeting in San Diego with a representative of Roche during which they discussed the Company’s business and Roche’s potential interest in exploring a potential strategic transaction with the Company. Dr. Worland indicated that, before entering into such discussions with Roche, the Company would need to determine whether Roche’s preliminary views on valuation of the Company merited further consideration. Dr. Worland suggested that Roche should provide the Company with a non-binding, preliminary indication of interest regarding a potential strategic transaction because the Company was engaged in strategic discussions with other parties.

On August 22, 2011 the board of directors of the Company held a telephonic meeting with representatives of management and Lazard joined for a portion of the meeting. Prior to Lazard joining the meeting, management updated the board on the status of discussions with third parties on potential strategic transactions and business development opportunities and Lazard’s continued involvement as the Company’s financial advisor in connection with the proposed process. Representative of Lazard then joined the meeting and provided a summary of the feedback received from third parties during the 2010 strategic process and perspectives on the mergers and acquisition market and the competitive landscape for hepatitis C programs. Members of management and board members also discussed recent discussions with third parties, including Roche, relating to potential strategic transactions. After the representatives of Lazard left the meeting, the board decided to continue to pursue strategic opportunities for the Company with the assistance of Lazard.

Throughout the week of August 22, 2011, senior management of the Company, Lazard, in accordance with the directives of the Company’s board, and one board member with respect to one Party contacted 10 parties to gauge their current level of interest and timing for considering a potential strategic transaction with the Company. The 10 parties, which included Parties A, B and C, were selected by the Company’s senior management, with input from board members and Lazard, based on the feedback from the 2010 process and ongoing business development discussions. The 10 parties contacted did not include any financial sponsors because they were not considered to have potential interest given the pre-revenue, clinical stage of the Company. Telephonic and in person diligence meetings were scheduled with Party B.

On August 26, 2011, representatives of Roche called Dr. Worland and Mr. Eastwood and indicated that Roche planned to submit a preliminary, non-binding indication of interest to acquire all of the outstanding shares of the Company’s stock for $3.00 per share. Later that day, Roche submitted its preliminary, non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $3.00 per share, which was subject to completion of due diligence and other conditions. The proposal represented a 311% premium to the closing price of the Company’s common stock on the last trading day before the proposal.

On August 27, 2011, the Company’s board of directors held a telephonic meeting with the senior management of the Company and representatives of Lazard participating. Representatives of Cooley LLP

(“Cooley”), outside legal counsel to the Company, also participated in the meeting. A representative of Cooley reviewed fiduciary duty considerations in connection with the evaluation of a potential strategic transaction and process related matters. The board discussed the initial non-binding proposal from Roche, including the implied value of the Company, the contingencies in the proposal and the proposed timing of a potential transaction. Lazard discussed with the board a process for continuing discussions with Roche while informing select strategic parties, which were believed to be the most likely parties with the interest and ability to acquire the Company at an attractive price level, that discussions relating to a potential strategic transaction were proceeding rapidly. The board discussed the timing of the process given the timing of the Company’s upcoming announcement of 12-week data from its Phase IIb clinical trial of setrobuvir. The board also discussed the Company’s strategic alternatives. Following discussion, the board authorized management and Lazard to contact such third parties and to assess their interest in a potential strategic transaction.

On August 27, 2011, in accordance with the Company’s directives, a representative of Lazard contacted a representative of Roche and informed the Roche representative that the Company’s board of directors would shortly consider Roche’s non-binding indication of interest. During this call, the Roche representative stated Roche’s desire to move quickly to conclude a transaction, and the Lazard representative indicated that the Company understood this desire. The participants also discussed the potential conduct and timing of due diligence by Roche.

On August 29, 2011, in accordance with the Company’s directives, representatives of Lazard called a representative of Roche to seek clarification from Roche on the conditions in its non-binding indication of interest, including expected timing to completion.

On September 2, 2011, the Company’s board of directors held a telephonic meeting, together with senior management of the Company and representatives of Cooley and Lazard. Lazard discussed with the board, among other things, the Company’s stock price performance since February 2010, research analysts’ perspectives on the Company and financial matters relating to the Company and Roche’s initial proposal. Lazard also updated the board on recent discussions with the 10 potential parties contacted as part of the process. The board further discussed Roche’s proposed $3.00 per share purchase price, a possible timeline and next steps in the process and the Company’s potential strategic alternatives. Following discussion, the board determined that Roche’s proposed purchase price did not represent the full value of the Company and authorized Lazard to indicate this to Roche and to continue contacting other potentially interested parties.

On September 5, 2011, in accordance with the directives of the Company’s board, representatives of Lazard contacted a Roche representative to provide feedback from the September 2, 2011 board meeting, including the board’s view that Roche’s proposed $3.00 per share purchase price did not represent the full value of the Company and that the Company was conducting a third-party solicitation process with respect to a possible sale of the Company. Also on September 5, 2011, Roche was sent a draft confidentiality agreement relating to the process.

On September 10, 2011, the Company’s board of directors held a telephonic meeting with the senior management of the Company and representatives of Lazard and Cooley participating, during which Lazard reported on the status of contacts and discussions with potential strategic partners. Management reported that Party B indicated earlier in the week that Party B was interested in pursuing strategic discussions but would require a drug-drug interaction study before it would be willing to submit a proposal.

On September 12, 2011, the Company and Roche entered into a customary confidentiality agreement. Following execution of the confidentiality agreement, on September 12, 2011, the Company gave Roche access to the corporate section of an electronic data room and continued throughout the process to add information and documents in response to questions from Roche.

On September 15, 2011, the Company’s board of directors held a telephonic meeting with senior management and representatives of Lazard and Cooley. Representatives of Lazard provided an update on the status of discussions with potential parties, including feedback from those contacted parties that indicated they were not interested in engaging in further discussions regarding a potential strategic transaction. Party A informed the Company that it was not interested in receiving a bid letter.

On September 15, 2011, Lazard, in accordance with the directives of the Company’s board, delivered bid request letters to Roche and Party B and Party C based on the feedback received in earlier discussions about potential interest. The letter instructed the potential bidders to submit their bids by October 6, 2011. The same day, a draft merger agreement was made available to Roche, Party B and Party C with instructions to submit a mark-up of the merger agreement by September 30, 2011.

On September 20, 2011 representatives of Roche, the Company, Cooley, Lazard and Citi, the financial advisor engaged by Roche for the transaction, met at the Lazard offices in New York City to discuss diligence matters, Roche’s preliminary feedback on certain sections of the draft merger agreement and the timing of the third party solicitation process.

On September 22, 2011, the Company’s board of directors held a telephonic meeting with senior management and representatives of Lazard and Cooley present to discuss the status of the third-party solicitation process and discussions with Roche.

On September 28, 2011, the board of directors held its regularly scheduled meeting in San Diego, with senior management and representatives of Lazard and Cooley participating. During the meeting, Lazard reported on the status of the third party solicitation process. The board also reviewed management’s preliminary financial projections for the Company as a stand-alone entity, including the key assumptions in the model. Representatives of Cooley discussed the fiduciary duties of the board of directors of the Company in connection with a potential sale of the Company. The board again discussed the Company’s strategic alternatives, including remaining a stand-alone company.

On September 30, 2011, the Company received a mark-up of the merger agreement from Roche. The other parties who received the bid letter did not submit mark-ups of the merger agreement.

On September 30, 2011, representatives of the Company and Roche had a call to discuss organizational matters and the Company’s clinical operations.

On October 4, 2011, members of the Company’s senior management met with Roche representatives at the Company’s headquarters in San Diego. During the meeting, the Company representatives provided an update on the setrobuvir Phase IIb clinical study, including a first look at unblinded 12-week data from the Phase IIb study of setrobuvir and the status of the Company’s planned clinical trial of ANA 773, and the Roche representatives discussed Roche’s plans with respect to the integration of the Company’s products.

On October 6, 2011, the Company received a revised, non-binding proposal from Roche, for the acquisition of all of the outstanding shares of the Company’s common stock for $3.70 per share, which proposal would be open until October 14, 2011. The proposal represented a 294% premium to the closing price of the Company’s common stock on the last trading day before the proposal. The proposal was subject to completion of due diligence (including full disclosure and further review of the unblinded 12-week interim results of the ongoing Phase IIb clinical study of setrobuvir), receipt of necessary Roche internal approvals and negotiation of satisfactory transaction documentation. Neither Party B nor Party C submitted a proposal to acquire the Company.

On October 7, 2011, the Company’s board of directors held a telephonic meeting, together with senior management and representatives of Cooley and Lazard, to discuss clinical data and Roche’s revised proposal. Senior management presented the preliminary 12-week results from the Company’s ongoing Phase IIb trial of setrobuvir and the timing of public announcement of the data and planned analyst call to discuss the data. Lazard then updated the board on the Company’s third-party solicitation process, including the fact that only Roche had submitted a bid by the bid deadline and that Party B indicated that it required the completion of a drug–drug interaction study before it would consider submitting a bid. Lazard also discussed with the board financial aspects of Roche’s $3.70 per share proposal. The board further discussed Roche’s proposal and remaining due diligence requirements for signing a definitive agreement and the Company’s potential strategic alternatives, including delaying the process and the risk that Roche might withdraw its proposal if the process were delayed. The board of directors also considered the alternative of the Company remaining a stand-alone company. Following discussion, the board authorized Lazard to present a counterproposal to Roche at a purchase price of $4.50 per share. The board also discussed the possibility of entering into exclusive negotiations with Roche.

On October 8, 2011, in accordance with the directives of the board, representatives of Lazard contacted representatives of Roche and Citi and conveyed the Company’s counterproposal. The next day, representatives of Citi informed representatives of Lazard that Roche’s final offer was $3.70 per share in cash.

On October 10, 2011, in accordance with the directives of the board, representatives of Lazard informed Citi that the Company was willing to move forward with Roche on a non-exclusive basis to expeditiously reach agreement on the merger agreement and complete Roche’s remaining diligence.

During the week of October 10, 2011, Parties A, B and C were informed that the Company had received an offer and that such parties would have to act quickly if they were interested in submitting a bid. On October 10, 2010, senior management had a conference call with Party B to review the unblinded 12-week data from the Phase IIb trial of setrobuvir. Each of these parties reconfirmed that it was not interested in making a bid to acquire the Company.

From October 10, 2011 through October 16, 2011, Roche completed its due diligence review of the Company and representatives of Cooley and Davis Polk, counsel for Roche, exchanged drafts of the merger agreement and held multiple teleconferences to discuss and negotiate definitive transaction documentation.

On October 12, 2011, the Company’s board of directors held a telephonic meeting with senior management of the Company and representatives of Lazard and Cooley participating. During this meeting, representatives of Cooley updated the Company’s board of directors on the status of the negotiations of the merger agreement. Lazard again discussed with the board financial aspects of Roche’s $3.70 per share purchase price. The board discussed the proposed sale to Roche and the Company’s strategic alternatives, including remaining as a stand-alone company. The board considered the $850 million in capital that the Company believed it would need to raise to fund the clinical development of setrobuvir and ANA773 through marketing approval and commercial launch and the risks relating to the alternatives. The Company’s board of directors also considered the potential for creating value for the stockholders in excess of the current potential sale price of $3.70 per share, considering the amount of potential dilution to the number of shares outstanding that would be required to fund the Company through commercial launch of its products. The board concluded that the Company should continue to pursue the potential sale of the Company.

On the evening of October 15, 2011, the Company distributed a draft of the merger agreement, in substantially final form, to the Company’s board of directors, together with related documents.

On the morning of October 16, 2011, the Company’s board of directors held a telephonic meeting with senior management and representatives of Lazard and Cooley participating. Representatives of Cooley then reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, regulatory approvals for the transaction, the non-solicitation clause and fiduciary exceptions that would permit the Company to negotiate and accept an unsolicited superior offer, subject to compliance with the merger agreement and Roche’s matching rights, the change in board recommendation section, termination provisions, the termination fee and the circumstances when the termination fee of three and one half percent of fully diluted equity value, would be payable. The Company’s board of directors asked questions and discussed the merger agreement and related documentation. Representatives of Lazard provided an update regarding the third-party solicitation process and the history of negotiations with Roche. Also at this meeting, Lazard reviewed with the board its financial analysis of the $3.70 per share consideration and rendered to the board an oral opinion, confirmed by delivery of a written opinion dated October 16, 2011, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $3.70 per share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Roche Holding Ltd, Guarantor, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders. The Company’s board of directors approved (unanimously but for one director who could not attend due to scheduling conflicts) the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of the Company and its stockholders and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if necessary, under applicable law, adopt the merger agreement.

In the afternoon on October 16, 2011, the Merger Agreement and the Tender and Support Agreements were signed and, in the evening on October 16, 2011 (October 17 East Coast and Basel time), each of Roche and the Company issued a press release announcing the execution of the Merger Agreement.

On October 25, 2011, Purchaser commenced the Offer.

(ii) Reasons for Recommendation

On October 16, 2011, the Company’s board of directors (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and, if necessary, under applicable law, adopt the Merger Agreement.

The Company’s board of directors considered numerous factors, including the following factors, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Company’s stockholders:

•	the offer will be paid in cash providing certainty, immediate value and liquidity to our stockholders;

•

the $3.70 per share price to be paid for each Share represents a 256% premium to the closing price of $1.04 per share on October 14, 2011, the last full trading day before the Transactions were approved by the Company’s board of directors and publicly announced, a 285% premium to the one-month volume weighted average stock price of $0.96 per share and a 214% premium to the 12-month volume weighted average stock price of $1.18 per share;

•

the belief of the Company’s board of directors that the Company, with the assistance of the Company’s management and financial advisor, had conducted a thorough and competitive process to identify viable acquisition partners to obtain the best available value to the stockholders and created an opportunity for any other potential interested party to approach the Company if such parties are interested in a strategic transaction;

•

the belief of the board of directors of the Company, after a thorough review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders pursuant to the Transactions is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities potentially available to the Company, including remaining as a stand-alone company, pursuing partnering for setrobuvir or ANA773 as a stand-alone company or pursuing a business combination transaction with another party;

•

the fact that the Company issued a press release on October 13, 2011 and held an analyst conference call to discuss positive interim antiviral response and safety data from its ongoing Phase IIb study of setrobuvir in combination with pegylated interferon and ribavirin in genotype 1 hepatitis C patients and the Company did not receive any additional inquiries from any person interested in a possible strategic transaction following the announcement;

•

the belief of the Company’s board of directors based upon arm’s length negotiations with Parent and Purchaser that the price to be paid by Purchaser is the highest price per share that Purchaser was willing to pay for the Company and that the terms of the Merger Agreement include the most favorable terms to the Company to which Parent and Purchaser were willing to agree;

•

the Company’s board of directors’ assessment of the Company’s prospects for substantially increasing stockholder value as a stand-alone company above $3.70 per share, given the phase of development of setrobuvir and its ANA773 compound and the remaining required clinical development in order to obtain marketing approval for either drug candidate, the amount of capital that the Company would need to raise to fund clinical development of its product candidates through marketing approval and commercial launch, and the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital as well as the risk that neither drug candidate would ever become a marketed drug or, if approved for marketing, would be commercially viable or achieve expected revenue levels and other risks and uncertainties facing the business;

•	the expectation that the Company would need to raise capital in the near term in order to continue to fund its ongoing operations;

•

the fact that, in the current hepatitis C treatment market, setrobuvir would need to be developed in combination with other targeted antiviral agents in order for the Company to meaningfully develop or commercialize setrobuvir;

•

the fact that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transaction on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid in the Offer;

•

the opinion of Lazard, dated October 16, 2011, to the Company’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the $3.70 per share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Roche Holding Ltd., Guarantor, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares), as more fully described below under the caption “Opinion of the Company’s Financial Advisor;”

•

the fact that the Purchaser must extend the Offer until (i) at least 90 days after commencement of the Offer if, on any scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived, or (ii) at least 120 days after the commencement of the Offer, if, within 90 days from the commencement of the Offer, the condition relating to the receipt of approvals under the HSR Act or other applicable antitrust laws has not been satisfied or waived (provided that all other conditions other than the Minimum Condition have been satisfied or waived);

•

the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of its financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•

the conclusion of the Company’s board of directors that the termination fee of $8 million or 3.5% of the equity value of the Transactions and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the ability of the Company’s board of directors under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and the Company’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee;

•	the receipt of all necessary regulatory approvals; and

•	the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Company’s board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that the Company’s stockholders will not participate in any potential future earnings or growth of the Company and will not benefit from any appreciation in the value of the combined company;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on the Company’s , operations, and employees and its ability to retain employees;

•

the fact that the Merger Agreement includes a right for Parent and the Purchaser to terminate the Merger Agreement if the Company enrolls, recruits, randomizes or begins dosing any patients in or for, or initiates any new sites or adopts or amends any protocols in respect of, or expands the scope of any clinical trial with respect to its ANA773 compound during the 60 days following the execution of the Merger Agreement;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares would be adversely affected;

•	the Company will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	the Company may have lost potential business partners and employees after announcement of the Offer;

•

the Company may have little time to raise capital required to fund its ongoing operations and may be unable to raise required capital or do so on terms and conditions that are not highly dilutive and burdensome to the Company;

•	the Company’s business may be subject to significant disruption; and

•	the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•

the fact that the Purchaser is not obligated to purchase any Shares in the Offer unless, among other things, at least a majority of the outstanding Shares (determined on a fully diluted basis, excluding options and warrants with an exercise price equal to or greater than the Offer Price) have been validly tendered and not properly withdrawn in accordance with the terms of the Offer;

•

the termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for the Company that might be more advantageous to the Company’s stockholders, and the impact of the termination fee on the Company’s ability to engage in another transaction for 12 months if the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•

the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by the board of directors in connection with the evaluation of the Offer and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors considered the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” in Item 3 above.

(iii) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the executive officers and directors have entered into Tender and Support Agreements, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer. The Tender and Support Agreements will terminate in the event the Merger Agreement is terminated. Including Company Stock Options that are exercisable within 60 days of October 14, 2011, 7.87% of the outstanding Shares were subject to the Tender and Support Agreements as of October 14, 2011. Excluding Company Stock Options that are exercisable within 60 days of October 14, 2011, 2.42% of the outstanding Shares were subject to the Tender and Support Agreements as of October 14, 2011. The Tender and Support Agreements terminate in the event the Merger Agreement is terminated.

(iv) Certain Financial Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the evaluation of the Transactions, management prepared long-range, probability-adjusted non-GAAP financial projections for the fiscal years 2012 through 2030. These projections were developed for use by the Company’s board of directors in connection with the evaluation of the Transactions and the Offer Price in comparison to the Company’s strategic alternatives and were provided to the Company’s financial advisor.

The information set forth below is included solely to give the Company’s stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to decide to tender its Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

In preparing the financial projections, the Company’s management made assumptions and estimates with respect to the use of setrobuvir in a combination drug treatment regimen for hepatitis C patients, the use of ANA773 in a combination drug treatment regimen for hepatitis B patients, the probability of obtaining marketing approval for setrobuvir and ANA773, the expected launch dates for setrobuvir and ANA773, annual treatment costs for each drug, market penetration and peak penetration rates, the patent life and market exclusivity for each drug candidate expiring as of 2029 (based on expected patent expirations and extensions), clinical development expense to commercial launch of each drug candidate and post-marketing commitments, cost of goods sold, marketing and other expenses as well as numerous estimates and assumptions with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. Management assumed with respect to setrobuvir a 2016 United States product launch, a $30,000 per year treatment cost with growth each year, a 2017 launch in the rest of the world, peak penetration in five years, with 25% share for oral regimens and 10% share for quad regimens, and a 74% cumulative probability of launch. Management assumed with respect to ANA773 a 2019 product launch, a $10,000 per year treatment cost with growth each year, peak penetration in five years, and a 24% cumulative probability of launch. The Company’s management also assumed that the Company would need to raise approximately $850 million in additional capital in order to fund the remaining clinical development and commercial launch of setrobuvir and ANA773. In addition, the financial projections did not address the number of additional shares that may have had to be issued in conjunction with future financings, which issuance would be expected to diminish the value recognizable by current stockholders. The projections further assume that the Company would be able to raise this additional capital when needed in order to meet the projected development and commercial launch schedule. The financial projections assume that the Company is limited to using $4.1 million per year in net operating losses to offset any taxable income during the period from 2012 until 2029 (without considering any further limitation to the use of net operating losses that might result from the future issuance of shares in connection with the expected financing transactions).

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company or its representatives then considered, or now considers, such financial projections to be material information of the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of Parent, Purchaser or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. None of the Company, Parent, Purchaser, or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The non-GAAP financial projections included the following estimates of the Company’s future financial performance:

Probability—Adjusted Forecast - ($ in millions)

	Fiscal Year Ending December 31,
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenues	$0	$0	$0	$0	$67	$165	$385	$673	$832	$958	$1,045	$1,103	$1,122	$1,133	$1,144	$1,178	$1,189	$595	$297
Total COGS	0	0	0	0	9	17	36	65	91	105	86	89	90	92	94	96	98	49	24
Gross Profit	$0	$0	$0	$0	$58	$148	$348	$608	$741	$853	$959	$1,014	$1,033	$1,041	$1,051	$1,082	$1,091	$546	$273
Operating expenses:
Research and Development	24	130	78	40	61	76	70	36	45	15	15	5	5	5	5	5	5	5	1
Sales and Marketing	0	0	0	37	74	166	180	233	279	316	340	359	365	368	371	382	385	192	96
General and Administrative	10	12	16	24	26	32	37	38	39	40	43	45	46	48	49	51	51	25	13

Total operating expenses	34	142	95	100	161	274	288	307	363	371	397	409	416	421	425	438	441	223	110

Operating Income	($34)	($142)	($95)	($100)	($104)	($126)	$61	$301	$378	$482	$562	$605	$616	$620	$625	$644	$651	$323	$163

Net Income	($34)	($142)	($95)	($100)	($104)	($126)	$44	$301	$353	$291	$339	$365	$372	$375	$378	$389	$393	$195	$98

Unlevered Free Cash Flow	($34)	($142)	($95)	($100)	($110)	($136)	$22	$272	$337	$279	$331	$360	$370	$374	$377	$386	$392	$254	$128

The forgoing projections are non-GAAP as they exclude non-cash expenses for stock-based compensation, depreciation and amortization.

Unlevered free cash flow is a non-GAAP measure and is defined as Net Income (determined on a non-GAAP basis because of the exclusion of non-cash expenses) minus changes in working capital.

(v) Opinion of the Company’s financial advisor

Lazard is acting as the Company’s financial advisor in connection with the Offer and the Merger. As part of that engagement, the Company’s board of directors requested that Lazard evaluate the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Roche Holding Ltd, Guarantor, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). At a meeting of the Company’s board of directors held on October 16, 2011 to evaluate the Offer and the Merger, Lazard delivered to the Company’s board of directors an oral opinion, confirmed by delivery of a written opinion dated October 16, 2011, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $3.70 per share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Roche Holding Ltd, Guarantor, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex II, and is incorporated into this document by reference. The description of Lazard’s opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion. The engagement of Lazard and its opinion are for the benefit of the Company’s board of directors (in its capacity as such) and such opinion was rendered to the Company’s board of directors in connection with its evaluation of the $3.70 per share consideration from a financial point of view and did not address any other aspects of the Offer or the Merger. Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger. The opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising such opinion based on circumstances or events occurring after the date of its opinion.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•

reviewed various financial forecasts and other data provided to Lazard by the Company relating to the Company’s business, which financial forecasts reflected certain probability-weighted assumptions of the Company’s management relating to the Company’s product candidates and certain assumptions of the Company’s management as to future financings expected to be undertaken by the Company to fund its operations;

•	held discussions with members of the Company’s senior management with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized by Lazard in its analyses, Lazard assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard relied, with the Company’s consent, on the assessments of the Company’s management as to (i) the validity of, and risks associated with, the Company’s product candidates (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto) and (ii) the liquidity needs of, and capital resources expected to be available to, the Company and the ability of the Company to fund its operations through planned future financings.

In rendering its opinion, Lazard assumed, with the Company’s consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the $3.70 per share consideration to the extent expressly specified in its opinion) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the $3.70 per share consideration or otherwise. Further, Lazard did not express any opinion as to the price at which the Shares would trade at any time subsequent to the announcement of the Offer or the Merger. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Company’s board of directors in connection with rendering its opinion. The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Sum-of-the-Parts Net Present Value Analysis

Lazard performed a sum-of-the-parts net present value analysis to calculate the estimated net present value of the free cash flows that the Company was forecasted to generate from its product candidates and other assets during the fiscal years ending December 31, 2012 through 2030 (the period ending two years beyond the expected market exclusivity of the Company’s product candidates) based on internal estimates of the Company’s management. Lazard calculated a range of implied net present values of (i) the stand-alone, projected probability-adjusted unlevered free cash flows associated with the Company’s setrobuvir product candidate, (ii) the Company’s net operating loss carryforwards expected by the Company’s management to be utilized by the

Company to reduce future federal income taxes payable by the Company, (iii) the Company’s projected net cash as of December 31, 2011, and (iv) the stand-alone, projected probability-adjusted unlevered free cash flows associated with the Company’s ANA773 product candidate. Present values (as of December 31, 2011) of cash flows and net operating loss carryforwards were calculated using discount rates ranging from 15% to 19%. This analysis indicated the following approximate overall implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$2.17 - $4.92	$3.70

Lazard also performed a sensitivity to its sum-of-the-parts net present value analysis to illustrate the impact that variations to certain assumptions provided by the Company’s management with respect to the Company’s product candidates would have on the $3.39 per share midpoint of the implied equity value reference range derived from such analysis. Lazard calculated the Company’s sum-of-the-parts net present value as described above utilizing, for purposes of present valuing cash flows and net operating loss carryforwards, the midpoint of the discount rate range of 17%. With respect to the Company’s setrobuvir product candidate, it was noted that (i) assuming ranges of peak penetration rates for all oral and quad regimens of 17.5% to 32.5% and 7% to 13%, respectively (compared to management’s assumed rates of 25% and 10%), the implied $3.39 per share midpoint would decrease by approximately $2.64 per share and increase by approximately $2.37 per share, (ii) assuming a range of annual treatment prices of $24,000 to $36,000 (compared to management’s assumed price of $30,000), the implied $3.39 per share midpoint would decrease by approximately $1.93 per share and increase by approximately $1.77 per share, (iii) assuming a range of probability of success to launch of 50% to 80% (compared to management’s assumed 72% probability), the implied $3.39 per share midpoint would decrease by approximately $1.01 per share and increase by approximately $0.25 per share, (iv) assuming a range of three to seven years to achieve peak penetration (compared to management’s assumed five-year period), the implied $3.39 per share midpoint would decrease by approximately $0.76 per share and increase by approximately $0.55 per share and (v) assuming revenues generated outside the United States are equal to 75% to 125% of management’s projected revenues generated in the United States (compared to management’s assumption that revenues generated outside the United States will equal revenues generated in the United States), the implied $3.39 per share midpoint would decrease by approximately $0.50 per share and increase by approximately $0.48 per share. With respect to the Company’s ANA773 product candidate, it was noted that, assuming the Company immediately discontinued development of such product candidate, the implied $3.39 per share midpoint would increase by approximately $0.13 per share.

Selected Companies Analysis

Lazard reviewed publicly available financial information of the following five publicly traded bio-pharmaceutical companies, three of which have HCV-related lead product candidates in phase II development and two of which have other specialty bio-pharmaceutical lead product candidates in phase II or phase III development:

Selected HCV Pharmaceutical Companies	Selected Specialty Pharmaceutical Companies
• Achillion Pharmaceuticals, Inc.	• Infinity Pharmaceuticals, Inc.
• Idenix Pharmaceuticals, Inc.	• Synta Pharmaceuticals Corp.
• Inhibitex, Inc.

Lazard reviewed, among other things, technology values of the selected companies, calculated as equity value, based on closing stock prices on October 14, 2011, less cash and cash equivalents, plus debt, per expected marketed product of the selected company. The number of expected marketed products was derived by applying cumulative probabilities of marketing approval to product candidates based on a study entitled “The Cost of Biopharmaceutical R&D: Is Biotech Different?” published by the Tufts Center for the Study of Drug

Development, Tufts University, in 2007, which indicated that a 64% probability should be applied to product candidates in phase III, a 36% probability should be applied to product candidates in phase II, a 30% probability should be applied to product candidates in phase I and a 12% probability should be applied to preclinical product candidates. The overall low to high range of expected number of marketed products derived for the selected companies was 0.7 to 1.4 and the overall low to high range of implied technology values per expected products implied for the selected companies was approximately $80 million to $566 million. Lazard then applied the low to high implied technology values per expected products range derived for the selected companies to the 0.7 expected number of marketed products implied for the Company’s pipeline of product candidates. Financial data of the selected companies and the Company were based on public filings and other publicly available information. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$1.45 - $6.86	$3.70

Selected Precedent Transactions Analysis

Lazard reviewed, to the extent publicly available, financial information relating to the following 16 selected transactions involving pharmaceutical companies with product candidates in phase II development, four of which developed HCV-related product candidates and 12 of which developed other specialty bio-pharmaceutical product candidates:

Selected HCV Pharmaceutical Transactions
Announcement Date	Acquiror	Target
9/10	• Bristol-Myers Squibb Company	• ZymoGenetics, Inc.
3/09	• Vertex Pharmaceuticals Incorporated	• ViroChem Pharma Inc.
2/07	• AstraZeneca plc	• Arrow Therapeutics Ltd.
2/05	• Pfizer Inc.	• Idun Pharmaceuticals, Inc.

Selected Specialty Pharmaceutical Transactions
Announcement Date	Acquiror	Target
7/11	• Allergan, Inc.	• Vicept Therapeutics, Inc.
3/11	• Cephalon, Inc.	• Gemin X Pharmaceuticals, Inc.
2/11	• Gilead Sciences, Inc.	• Calistoga Pharmaceuticals, Inc.
8/10	• Emergent BioSolutions, Inc.	• Trubion Pharmaceuticals, Inc.
6/10	• Sanofi-Aventis	• TargeGen, Inc.
3/10	• Abbott Laboratories	• Facet Biotech Corporation
12/09	• AstraZeneca plc	• Novexel SA
12/09	• Cubist Pharmaceuticals, Inc.	• Calixa Therapeutics Inc.
10/09	• Sanofi-Aventis	• Fovea Pharmaceuticals SA
9/09	• Alcon, Inc.	• ESBATech AG
4/09	• Sanofi-Aventis	• BiPar Sciences, Inc.
2/09	• Cephalon, Inc.	• Arana Therapeutics Limited

Lazard reviewed, among other things, technology values of the selected transactions, calculated as the equity value implied for the target company based on the upfront consideration payable in the selected transaction, less cash and cash equivalents, plus debt. The overall low to high range of implied technology values derived for the selected transactions was approximately $62 million to $459 million (excluding the implied technology value for the Bristol-Myers Squibb Company/ZymoGenetics, Inc. transaction of approximately $735 million, which transaction was viewed as an outlier given the different treatment modality for HCV and additional pipeline products of ZymoGenetics, Inc.). Lazard then calculated an implied per share equity reference range for the Company based on the low to high implied technology value range derived from the selected transactions plus the Company’s net cash as of December 31, 2011. Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on internal estimates of the Company’s management and publicly available information. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$1.26 - $7.36	$3.70

Other Factors. Lazard also reviewed, for informational purposes, certain other factors that were not considered part of Lazard’s financial analyses with respect to its opinion, including, among other things:

•

implied premiums paid in selected biotechnology merger and acquisition transactions with transaction values of between $100 million and $500 million announced from January 1, 2008 through October 14, 2011 over the closing price of the target company’s stock as reported one day before announcement of the relevant transaction which, after applying the low to high range of one-day premia of approximately 26% to 229% derived from the selected transactions to the Company’s closing stock price of $1.04 per share on October 14, 2011, indicated an implied equity value reference range for the Company of approximately $1.31 to $3.43 per share;

•

stock price targets for the Company reflected in publicly available Wall Street research analyst reports, noting that the low and high stock price targets in such research analyst reports ranged from approximately $2.00 to $4.00 per share; and

•

historical trading prices of the Company’s common stock during the 52-week period ended October 14, 2011, which reflected low to high closing stock prices during such period of $0.65 to $1.75 per share.

Miscellaneous

Lazard Capital Markets LLC (an entity indirectly owned in large part by managing directors of Lazard) in the past has provided certain investment banking services to the Company for which Lazard received compensation, including, during the two years prior to delivery of Lazard’s opinion, having acted as lead placement agent or sole book-running manager for certain equity offerings of the Company in May 2010 and October 2010, for which services Lazard received aggregate fees of approximately $2.1 million. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of the Company, Roche Holding Ltd and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and also may trade and hold securities on behalf of the Company, Roche Holding Ltd and certain of their respective affiliates.

Lazard prepared the above analyses for the purpose of providing its opinion to the Company’s board of directors in connection with the Offer and the Merger and Lazard did not recommend any specific consideration to the Company’s board of directors or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

Lazard’s opinion and analyses were only one of many factors taken into consideration by the Company’s board of directors in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Company’s board of directors or the Company’s management with respect to the $3.70 per share consideration or as to whether the Company’s board of directors would have been willing to determine that a different consideration was fair.

For a description of the terms of Lazard’s engagement as the Company’s financial advisor, see the discussion under Item 5 below.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with Lazard’s services as the Company’s financial advisor, the Company has agreed to pay Lazard an aggregate fee currently estimated to be approximately $3.5 million, $750,000 million of which was payable upon the rendering of Lazard’s opinion and approximately $2.75 million is contingent upon consummation of the Offer. The Company also has agreed to reimburse Lazard for its reasonable expenses, including fees and expenses of legal counsel, and to indemnify Lazard and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of Common Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The Merger Agreement contains provisions generally prohibiting, from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Acquired Corporations (as defined below), as well as authorizing or permitting any of their respective officers, directors, employees, attorneys, accountants, advisors and representatives (collectively, “Representatives”), from:

(i) soliciting, initiating or knowingly taking any action to facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below), including by granting any waiver under Section 203 of the DGCL;

(ii) furnishing any information regarding, or affording access to the business, properties, assets, books or records (except as required by applicable law) of, any of the Acquired Corporations (as defined below) to any person in connection with or in response to a bona fide Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

(iii) engaging in discussions or negotiations with any person with respect to any Acquisition Proposal or any inquiry or indication of interest that could reasonably lead to an Acquisition Proposal;

(iv) approving, endorsing or recommending any Acquisition Proposal; or

(v) entering into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below).

As used in the Merger Agreement, “Acquired Corporations” means the Company and each of its subsidiaries, collectively.

As used in the Merger Agreement, “Acquisition Proposal” means any offer, proposal or inquiry (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

As used in the Merger Agreement, “Acquisition Transaction” means any transaction or series of transactions involving (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which any of the Acquired Corporations is a constituent corporation and (a) in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations or any surviving Entity or (b) in which any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of any of the Acquired Corporations or (iii) any liquidation or dissolution of any of the Acquired Corporations.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares (the “Top-Up Option Shares”) equal to up to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (as defined below) or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option will terminate upon the earlier to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms. As used in the Merger Agreement, “on a fully diluted basis” means all Shares that would be outstanding after giving effect to the exercise, conversion or exchange of any Company options, warrants or other rights to acquire Shares then outstanding (other than Company options that have a per share exercise price that is greater than the Offer Price), regardless of whether or not then vested.

The Top-Up Option may be exercised by Parent or Purchaser, in whole or in part, at any time on or after the Offer Acceptance Time, in its sole discretion. However, the obligation of the Company to deliver Top-Up Option

Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (i) immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and Purchaser constitutes at least one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis and (ii) immediately prior to the expiration of the Offer, the number of Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled expiration date), together with the Shares then beneficially owned by Parent or Purchaser (if any), represents at least (a) a majority of all Shares then outstanding plus (b) all Shares issuable upon the exercise, conversion or exchange of any Company Stock Options, warrants or other rights to acquire Shares then outstanding (other than Company Stock Options, warrants or other rights that have a per share exercise price that is equal to or greater than the Offer Price), regardless of whether or not then vested.

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Parent or Purchaser, at its election, either (i) entirely in cash, (ii) by executing and delivering to the Company a promissory note (with full recourse to Parent) having a principal amount equal to such purchase price or (iii) any combination thereof. Any such promissory note shall bear simple interest at the rate of 6% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note, may be prepaid without premium or penalty and shall be extinguished and no longer due to the Company at the effective time of the Merger; provided, however, upon any event of default, all principal and accrued interest thereunder shall immediately become due and payable.

Parent, Purchaser, and the Company have agreed and acknowledged that, in any appraisal proceeding under Section 262 of the DGCL, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Shares or any cash or promissory note delivered in payment for such Top-Up Shares should be considered in connection with the determination of the fair value of the dissenting shares in accordance with Section 262 of the DGCL.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time and will not be available unless the Merger (or a similar business combination) is consummated. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. If the Merger is consummated, any Remaining Stockholders will receive additional information concerning appraisal rights and the procedures to be followed to demand and perfect appraisal rights in connection with the Merger. Any Remaining Stockholder considering demanding appraisal will be advised to consult legal counsel.

Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer promptly following commencement of the Offer. The required waiting period with respect to the Offer and the Merger will then expire at 11:59 p.m., New York City time, on the 15th calendar day following submission of the filing by Parent (unless such day is a Saturday, Sunday, or legal public holiday, in which case the waiting period shall be extended to 11:59 p.m., New York City time, on the next regular business day), unless earlier terminated by the FTC and the Antitrust Division, or Parent or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

Information Regarding Golden Parachute Compensation

The table below outlines the compensation that may become payable to our named executive officers, including cash severance payments, stock option payments, COBRA benefits and other benefit payments, relating to the Merger. The information in the table assumes that each named executive officer is terminated without cause immediately following the consummation of the Merger and that the Effective Date of the Merger is December 13, 2011.

Name and Principal Position	Cash($) (1)	Equity($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Stephen T. Worland, Ph.D.	1,311,000	1,743,385	30,453	3,084,838

Peter T. Slover	574,652	564,665	30,453	1,169,770

James L. Freddo, M.D.	1,148,000	1,039,134	30,453	2,217,587

Elizabeth E. Reed, J.D.	791,560	867,261	25,974	1,684,795

(1)	Represents the pre-tax value of the lump-sum cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without cause or by the executive for good reason in the six months prior to or two-years following the Merger, which equals two times the sum of the executive’s annual base salary in effect on the termination date ($874,000 for Dr. Worland, $442,040 for Mr. Slover, $820,000 for Dr. Freddo and $565,400 for Ms. Reed) and the greater of the executive’s last annual bonus or the executive’s target annual bonus ($437,000 for Dr. Worland, $132,612 for Mr. Slover, $328,000 for Dr. Freddo and $226,160 for Ms. Reed). For more detail, see “Change of Control Arrangements with Current Executive Officers” above.
(2)	Represents the value of Company Stock Options held by our named executive officers that will be cancelled and cashed out as of the Effective Time. Each amount represents the number of Shares subject to each Company Stock Option (both vested and unvested) held by the executive multiplied by the excess (if any) of the Offer Price over the Company Stock Option’s exercise price. Such payments are not conditioned upon termination of the executive’s employment. For more detail, see “Treatment of Options” above.
(3)	Represents the value of the benefits and perquisites each named executive officer would be entitled to receive upon a termination of employment by the Company without cause or by the executive for good reason in the six months prior to or two-years following the Merger, which includes reimbursement for COBRA payments for 12 months ($23,453 for each of Dr. Worland, Mr. Slover and Dr. Freddo and $16,974 for Ms. Reed) and outplacement services for six months ($9,000 for each of Dr. Worland, Mr. Slover, Dr. Freddo and Ms. Reed). For more detail, see “Change of Control Arrangements with Current Executive Officers” above.

Litigation Relating to the Offer and the Merger

On October 20 and October 21, 2011, two separate, putative class action lawsuits challenging the merger were filed in the Superior Court of the State of California, County of San Diego. These lawsuits, captioned Hammad v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099789-CU-BT-CTL) and Maestro v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099895-CU-SL-CTL), were filed against the Company, the individual members of the Company’s board of directors, Purchaser and Parent. The Maestro action also names the Guarantor as a defendant. Each lawsuit generally alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed merger and entering into a merger agreement containing preclusive deal-protection devices, by failing to take steps to maximize value to the Company’s stockholders, and by ignoring alleged conflicts of interest. The lawsuits also allege that the Company, Purchaser, Parent, and/or Guarantor aided and abetted such breaches of fiduciary duties. The plaintiffs generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed merger, damages and attorneys’ fees and costs, and other forms of relief. We believe these lawsuits are without merit and will defend against them vigorously.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on Anadys’ current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated at all or on a timely basis. Other risks, uncertainties and assumptions include the risk that Anadys may not satisfy one or more closing conditions, including because a material adverse event outside the control of Anadys occurs; that the Merger Agreement may be terminated; and other risks that are described in Anadys’ most recent Form 10-Q for the quarter ended June 30, 2011. Anadys undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal. (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)

(a)(1)(G)	Summary Advertisement, dated as of October 25, 2011. (1)

(a)(1)(H)	Press release issued by the Company, dated October 17, 2011 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by the Company on October 17, 2011).

(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated herein by reference to Annex I attached to this Schedule 14D-9). (2)

(e)(1)	Agreement and Plan of Merger, dated as of October 16, 2011, by and among, Hoffmann-La Roche Inc., Bryce Acquisition Corporation, Roche Holdings, Inc. and Anadys Pharmaceuticals, Inc. (3)

(e)(2)	Form of Amended and Restated Severance and Change in Control Agreement, effective as of August 25, 2011, by and between the Company and each executive officer party thereto.

(e)(3)	Form of Indemnity Agreement by and between the Company and each executive officer party thereto. (4)

(e)(5)	Form of Tender and Support Agreement, dated October 16, 2011, by and among Hoffmann-La Roche Inc., Bryce Acquisition Corporation and certain stockholders of Anadys Pharmaceuticals, Inc. (3)

(1)	Incorporated herein by reference to the Schedule TO filed by Parent and Purchaser on October 25, 2011.
(2)	Included in materials mailed to the stockholders of the Company.
(3)	Incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-50632), filed with the Securities and Exchange Commission on October 19, 2011.
(4)	Incorporated herein by reference to the Company’s Registration Statement on Form S-1 (No. 333-110528), filed with the Securities and Exchange Commission on November 14, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADYS PHARMACEUTICALS, INC.

By:	/s/ Stephen T. Worland, Ph.D.

Name:	Stephen T. Worland, Ph.D.

Title:	President and Chief Executive Officer

Dated:	October 25, 2011

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Lazard Frères & Co. LLC to the Board of Directors of Anadys Pharmaceuticals, Inc., dated October 16, 2011

ANNEX I

ANADYS PHARMACEUTICALS, INC.

5871 OBERLIN DRIVE, SUITE 200

SAN DIEGO, CA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about October 26, 2011, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys,” the “Company,” “we” or “our”), with respect to the cash tender offer by Bryce Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company (the “Company Board” or “Board of Directors”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated October 16, 2011 (the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Section 9.13 therein, Roche Holdings, Inc., a Delaware corporation and the parent of Parent (the “Guarantor”), that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on October 25, 2011 to purchase all of the outstanding shares of Common Stock at a price per share of $3.70, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated October 25, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 22, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 25, 2011.

The Merger Agreement provides that subject to compliance with applicable law and the applicable NASDAQ Marketplace Rules, Purchaser is entitled following the Offer Acceptance Time to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as would represent a percentage of the entire Company Board equal to the percentage of the total number of outstanding Common Stock beneficially owned by Parent, Purchaser and any of their affiliates (including Common Stock accepted for payment pursuant to the Offer). The Company must, upon Purchaser’s request at any time following the consummation of the Offer, take all such actions necessary to appoint to the Company Board the individuals so designated by Purchaser, including filling vacancies on the Company Board, promptly increasing the size of the Company Board and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board. The Company also must, upon Purchaser’s request, cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board to the extent permitted by applicable law and applicable NASDAQ Marketplace Rules.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Company Board as set forth above, then, until the Effective Time, the Company will cause the Company Board to maintain three directors who were members of the Company Board on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Parent, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to any other required board or stockholder approval) be required for the Company (i) to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser), (iii) to amend the charter or bylaws if such action would adversely affect the Company’s stockholders (other than Parent or Purchaser) or (iv) to take any other action of the board of directors of the Company in connection with the Merger Agreement, if such exercise, waiver, amendment or other action would adversely affect, or reasonably be expected to adversely affect, the holders of Common Stock (other than Parent or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser’s designees to the Company Board. However, Purchaser has informed the Company that it will choose its designees to the Board of Directors from the executive officers and directors of Purchaser listed in Schedule 1 to the Offer to Purchase (the “Potential Designees”), a copy of which is being mailed to stockholders of Anadys. The information with respect to the Potential Designees is incorporated herein by reference. Purchaser has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day Tuesday, November 22, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING ANADYS PHARMACEUTICALS, INC.

The authorized capital stock of the Company consists of 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on October 14, 2011 there were 57,176,285 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of Common Stock, other than its beneficial ownership pursuant to the tender and support agreements dated as of October 16, 2011, by and among Parent, Purchaser and each director and executive officer of the Company (the form of which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 19, 2011).

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Company Board currently consists of eight members. The following table sets forth the current directors, executive officers and other key employees of the Company and their ages as of October 14, 2011:

Executive Officer/Director	Age	Position Held with Company
James Appleman, Ph.D.	55	Senior Vice President, Research and Chief Scientific Officer
Kevin L. Eastwood	47	Senior Vice President, Corporate Development
Mark G. Foletta	51	Director
Marios Fotiadis	38	Director
James L. Freddo, M.D.	56	Senior Vice President, Chief Medical Officer and Director
Barry A. Labinger	47	Director
Stelios Papadopoulos, Ph.D.	63	Director
Brian S. Posner	50	Director
Elizabeth E. Reed, J.D.	40	Senior Vice President and General Counsel
Peter T. Slover, CPA	36	Vice President, Finance and Operations
Steve Worland, Ph.D.	53	President, Chief Executive Officer and Director
Kleanthis G. Xanthopoulos, Ph.D.	53	Director

EXECUTIVE OFFICERS AND DIRECTORS

James Appleman, Ph.D. was named Senior Vice President, Research and Chief Scientific Officer in January 2011. Dr. Appleman joined Anadys in 2001 and has held several positions of increasing responsibility, including Senior Vice President, Research in 2010, Vice President, Research in 2009, Vice President, Biology from February 2007 to 2009 and Senior Director of Project Management and Planning from 2005 to February 2007, as well as earlier positions. Prior to joining Anadys, Dr. Appleman was a faculty member at St. Jude Children’s Research Hospital and subsequently held positions at Gensia, Inc., a biopharmaceutical company and Metabasis, a biopharmaceutical company. Dr. Appleman received a Ph.D. in Biochemistry from Oklahoma State University and completed his postdoctoral training at Dartmouth Medical School.

Kevin L. Eastwood joined Anadys in January 2011 as Senior Vice President, Corporate Development. Prior to joining Anadys, Mr. Eastwood was Vice President, Corporate Development at Ambrx, Inc. from May 2006 to December 2010, Senior Vice President, Business Development at Achillion Pharmaceuticals, Inc. from June 2000 to May 2006 and Senior Manager, Business Development at Agouron Pharmaceuticals, Inc. from August 1997 to June 2000. In these positions, Mr. Eastwood was responsible for executing business transactions with a number of leading biotechnology and pharmaceutical companies, including Pfizer, Inc., Merck and Co., Inc., Eli Lilly and Co., and Gilead Sciences. Mr. Eastwood began his pharmaceuticals career in sales and marketing at Marion Laboratories and transitioned to business development while at Agouron. He received a B.S. degree in Biology from Missouri State University.

Mark G. Foletta, CPA joined Anadys’ Board of Directors in September 2005. Mr. Foletta has served as Senior Vice President, Finance and Chief Financial Officer at Amylin Pharmaceuticals Inc., a biopharmaceutical company, since March 2006. He had previously served as Vice President, Finance and Chief Financial Officer at Amylin since March 2000. He served as a Principal of Triton Group Management, Inc., a management consulting firm, from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group, Ltd., each a diversified holding company, the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, a public accounting firm, most recently serving as an Audit Manager. Mr. Foletta earned his B.A. in Business Economics from the University of California, Santa Barbara. Mr. Foletta is a certified public accountant. Based on Mr. Foletta’s senior management experience in the biopharmaceutical industry, particularly as the Chief Financial Officer of Amylin Pharmaceuticals, Inc., and his financial and accounting expertise, we believe Mr. Foletta has the appropriate set of skills to serve on our Board of Directors.

Marios Fotiadis joined Anadys’ Board of Directors in September 2002. Mr. Fotiadis is the Chief Executive Officer of Vandel Group, a privately held group of pharmaceutical companies, as well as companies that manufacture and market active pharmaceutical ingredients. From November 2007 until May 2011, Mr. Fotiadis served as Managing Director of TVM Capital MENA, a private equity firm focused on health care and life science investments. Previously, he was Managing Director of life sciences investments at Enterprise Partners Venture Capital, a venture capital firm, and before that, a Partner at Advent International, a private equity firm. Prior to joining Advent, he was with SG Capital Partners, a private equity firm, from 1999 to 2004 and oversaw its portfolio in life sciences. Prior to 1999, Mr. Fotiadis was an investment banker focusing on mergers and acquisitions transactions with SG Cowen, an investment bank related to SG Capital Partners. Mr. Fotiadis holds an M.B.A. from Columbia University and a B.S.B.A. degree cum laude in Business Administration from the Daniels College of Business at the University of Denver. Based on Mr. Fotiadis’ experience in the investment banking, private equity and venture capital communities and his perspective as a portfolio company advisor for biopharmaceutical companies, with expertise in the evaluation of assets and opportunities, we believe Mr. Fotiadis has the appropriate set of skills to serve on our Board of Directors.

James L. Freddo, M.D. was appointed a member of the Company’s Board in January 2011 and has served as Senior Vice President, Drug Development and Chief Medical Officer since July 2008. Prior to joining Anadys in July 2006, Dr. Freddo was Vice President, Clinical Site Head and Development Site Head, Pfizer Global Research and Development, La Jolla. Previously at Pfizer, he was Executive Director, Site Therapeutic Area Leader, Clinical Development, Oncology. While at Pfizer, Dr. Freddo led the team responsible for the registration of Sutent® (sunitinib malate), a drug approved by the FDA in January 2006 for treating advanced kidney cancer and gastrointestinal stromal tumors. Prior to Pfizer, Dr. Freddo held a variety of senior management positions at Wyeth-Ayerst Research from December 1996 until June 2002, including Senior Director, Oncology, Senior Director, Infectious Diseases, and Senior Director, Transplantation Immunology. He holds a B.S. degree in Medical Technology from the State University of New York at Stony Brook, and a M.D. degree from the University of North Carolina, where he also completed his fellowship training. Based on Dr. Freddo’s experience in the biopharmaceutical industry, including his current role as Anadys’ Chief Medical Officer and his prior positions at Pfizer, his clinical development expertise and his medical background as a treating physician, we believe Dr. Freddo has the appropriate set of skills to serve on our Board of Directors.

Barry A. Labinger was appointed to Anadys’ Board of Directors in March 2011. Mr. Labinger has served as Executive Vice President and Chief Commercial Officer of Human Genome Sciences, a pharmaceutical company, since August of 2005. He has also served as Chief Financial Officer of Human Genome Sciences and served in that capacity from December of 2005 until July of 2006. From 2002 to 2005, he led the global pharmaceutical business at 3M Company as Division Vice President. From 2000 to 2002 at Immunex Corporation, Mr. Labinger was Senior Vice President and General Manager, Commercial Operations and Vice

President of Marketing. He held commercial leadership positions at Bristol-Myers Squibb from 1997 to 2000, including Senior Director, Diabetes Marketing. From 1990 to 1997, he served in various sales and marketing positions at Abbott Laboratories. Mr. Labinger holds a Masters of Business Administration from the Kellogg Graduate School of Management at Northwestern University. Based on Mr. Labinger’s senior management experience in the biopharmaceutical industry, including his current position as the Chief Commercial Officer of Human Genome Sciences, and his broad experience with the commercialization of drugs and his resulting perspective on product planning, we believe Mr. Labinger has the appropriate set of skills to serve on our Board of Directors.

Stelios Papadopoulos, Ph.D., has served as a member of Anadys’ Board of Directors since May 2000. Dr. Papadopoulos’ career in biotech spans more than two decades. In August 2006 he retired as Vice Chairman of Cowen & Co., LLC, a global brokerage and investment banking firm, where he had been an investment banker focusing on the biotechnology and pharmaceutical sectors since 2000. Dr. Papadopoulos was an investment banker at PaineWebber Incorporated, a global brokerage and investment banking firm, from 1987 to 2000, most recently serving as Chairman of Paine Webber Development Corp, a PaineWebber subsidiary focusing on biotechnology. Prior to joining PaineWebber, he was a Vice President in the Equity Research Department of Drexel Burnham Lambert, an investment banking firm, covering the biotechnology industry and prior to that a biotechnology analyst at Donaldson, Lufkin & Jenrette, an investment banking firm. Before coming to Wall Street, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos holds a Ph.D. in biophysics and an M.B.A. in finance, both from New York University. He is co-founder and Chairman of the Board of Exelixis, Inc., a drug discovery and development company, co-founder and member of the Board of Cellzome Inc., a privately held drug discovery company, a member of the Board of Directors of Biogen Idec, Inc., a biopharmaceutical company, a member of the Board of Directors of Regulus Therapeutics, Inc., a privately held biotechnology company, a member of the Board of Directors of Joule Unlimited, a privately held biotechnology company, as well as vice-chairman of the Board of Directors of BG Medicine, Inc, a biotechnology company. He also served as a member of the Board of Directors of GenVec, Inc., a biopharmaceutical company, from 2003 to 2006 and Structural GenomiX, Inc., a biopharmaceutical company from 2001 to 2006. In the not-for-profit sector, he is co-founder and Chairman of Fondation Santé, a member of the Board of Directors of the National Marrow Donor Program (NMDP) and a member of the Board of Visitors of Duke University School of Medicine. Based on Dr. Papadopoulos’ experience as an investment banker in the biotechnology/pharmaceutical industries and his resulting strategic and financial expertise, as well as his scientific background and experience with other boards of directors, we believe Dr. Papadopoulos has the appropriate set of skills to serve on our Board of Directors.

Brian S. Posner joined Anady’s Board of Directors in August 2011 and has been a private investor since March 2008. Mr. Posner is currently the President and Founder of Point Rider Group LLC. From 2005 to March 2008, he served as the Chief Executive Officer and co-Chief Investment Officer of ClearBridge Advisors LLC, an asset management company and a wholly-owned subsidiary of Legg Mason. During Mr. Posner’s tenure, ClearBridge had approximately $90 billion in assets under management. Mr. Posner co-founded Hygrove Partners LLC, a private investment fund, in 2000 and served as its Managing Partner for five years. He served as a portfolio manager and an analyst at Fidelity Investments from 1987 to 1996 and, from 1997 to 1999, at Warburg Pincus Asset Management/Credit Suisse Asset Management where he also served as co-Chief Investment Officer and Director of Research. Mr. Posner is a member of the board of directors of Biogen Idec Inc. and Arch Capital Group Ltd. Mr. Posner holds an undergraduate degree in history from Northwestern University and an M.B.A. in finance from the University of Chicago Booth School of Business. Based on Mr. Posner’s asset management experience, and his perspective as an individual investor with expertise in recognizing undervalued companies, we believe Mr. Posner has the appropriate set of skills to serve on our Board of Directors.

Elizabeth E. Reed, J.D. has served as Senior Vice President, Legal Affairs and General Counsel since August 2009. Ms. Reed joined Anadys in 2001 and has served as our Corporate Secretary since January 2002.

Previously, Ms. Reed served as our Vice President, Legal Affairs from December 2006 to August 2009, as our Senior Director, Legal Affairs from December 2002 to December 2006 and as our Director of Legal Affairs from October 2001 to December 2002. Prior to joining us, Ms. Reed was associated with the law firms of Cooley Godward LLP and Brobeck, Phleger & Harrison LLP. Ms. Reed is a member of the State Bar of California and received her B.S. in Business Administration with an emphasis in finance from the Haas School of Business at the University of California, Berkeley and holds a J.D., cum laude, from Harvard Law School.

Peter T. Slover has served as Vice President, Finance and Operations since July 2009. Mr. Slover joined Anadys in 2004 as Manager of Financial Reporting and served in this position through December 2005. From January 2006 to July 2006, Mr. Slover served as the Company’s Senior Manager, Financial Reporting and Internal Controls, from August 2006 to December 2006 as our Associate Controller, from January 2007 to December 2008 as our Controller and from January 2009 to July 2009 as our Senior Director, Finance and Corporate Controller. Prior to joining the Company, Mr. Slover was an auditor at KPMG LLP where he spent seven years in public accounting. Mr. Slover is a licensed Certified Public Accountant in the State of California. Mr. Slover received a B.S. degree in Business Administration from Shippensburg University.

Steve Worland, Ph.D. was appointed President and Chief Executive Officer and a member of the Board of Directors in 2007. Dr. Worland joined Anadys in 2001 as Chief Scientific Officer and served as President, Pharmaceuticals prior to being named CEO. Prior to joining Anadys, Dr. Worland was Vice President, Head of Antiviral Research at Agouron Pharmaceuticals, a Pfizer Company. Dr. Worland was at Agouron from 1988 through the acquisition of Agouron by Warner-Lambert in 1999, where he held various positions and responsibilities that culminated with him assuming global responsibility for anti-infective strategy as Vice President for Warner-Lambert. At Agouron, Warner-Lambert and Pfizer, Dr. Worland led teams responsible for discovery and clinical development in the areas of HIV, HCV and respiratory infections. Dr. Worland was a National Institutes of Health Postdoctoral Fellow in Molecular Biology at Harvard University from 1985 to 1988. He received his B.S. with highest honors in Biological Chemistry from the University of Michigan and his Ph.D. in Chemistry from the University of California, Berkeley. Based on Dr. Worland’s senior management experience in the biopharmaceutical industry, his scientific background and his knowledge of and perspective on the Company, having served in a number of different officer capacities at Anadys since 2001, we believe Dr. Worland has the appropriate set of skills to serve on our Board of Directors.

Kleanthis G. Xanthopoulos, Ph.D. has served as a member of Anadys’ Board of Directors since May 2000 and served as Anadys’ President and Chief Executive Officer from May 2000 to November 2006. Since December 2007, Dr. Xanthopoulos has served as President and Chief Executive Officer of Regulus Therapeutics Inc., a biopharmaceutical company. From January 2007 to December 2007, Dr. Xanthopoulos was a Managing Director of Enterprise Partners Venture Capital, a venture capital firm. From 1997 to 2000, he held a variety of positions at Aurora Biosciences Corporation, a biotechnology company, including Vice President, Genomics & Molecular Biology. Dr. Xanthopoulos was a Section Head of the National Human Genome Research Institute at The National Institutes of Health. He was a Postdoctoral Research Fellow at the Rockefeller University from 1987 to 1990 and an Associate Professor of Molecular Biology at the Karolinska Nobel Medical Institute, Sweden from 1991 to 1995. Dr. Xanthopoulos is also a member of the Board of Directors of Regulus Therapeutics and BIOCOM, Southern California’s life science industry association, where he chairs the Capital Formation Committee. An Onassis Scholar, Dr. Xanthopoulos received his B.Sc. in Biology with honors from Aristotle University of Thessaloniki, Greece, and received both his M.Sc. in Microbiology and Ph.D. in Molecular Biology from the University of Stockholm, Sweden. Based on Dr. Xanthopoulos’ experience in the biopharmaceutical industry, his management and business development expertise, his scientific background and his perspective on Anadys’ business and programs as a founder and former Chief Executive Officer of Anadys, we believe Dr. Xanthopoulos has the appropriate set of skills to serve on our Board of Directors.

CORPORATE GOVERNANCE AND BOARD MATTERS

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under The NASDAQ Stock Market (“Nasdaq”) listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board of Directors consults with the Company’s counsel to ensure that the Company Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent Nasdaq listing standards, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Company Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Foletta, Mr. Fotiadis, Mr. Labinger, Dr. Papadopoulos, Mr. Posner and Dr. Xanthopoulos. In making this determination, the Company Board found that none of these directors had a material or other disqualifying relationship with the Company. Dr. Worland, the Company’s President and Chief Executive Officer, and Dr. Freddo, the Company’s Chief Medical Officer and Senior Vice President over Drug Development, are not independent directors by virtue of their employment with the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The following table provides membership and meeting information for each of these committees during the year ended December 31, 2010:

Name	Audit Committee		Compensation Committee		Corporate Governance and Nominating Committee
Mark G. Foletta	x	*			x
Marios Fotiadis	x		x	*
Steven H. Holtzman (1)	x	†	x	†
Stelios Papadopoulos, Ph.D. (2)			x	#	x	*
George A. Scangos, Ph.D. (3)			x	†
Kleanthis G. Xanthopoulos, Ph.D. (4)	x	#
Total meetings in fiscal 2010	5		3		1

*	Committee Chair
#	Committee member for portion of the year (replacing former committee member)
†	Former committee member
(1)	Mr. Holtzman served on the Audit Committee until July 2010. He served on the Compensation Committee until January 2011 when he resigned from the Board of Directors.
(2)	Dr. Papadopoulos joined the Compensation Committee in July 2010.
(3)	Dr. Scangos served on the Compensation Committee until July 2010 when he resigned from the Board of Directors.
(4)	Dr. Xanthopoulos joined the Audit Committee in July 2010.

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company, except as specifically described below.

Audit Committee

The Audit Committee was established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and oversees the Company’s corporate accounting and financial reporting processes. The Audit Committee has the specific responsibilities and authority necessary to comply with the listing standards of Nasdaq applicable to audit committees. The Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at www.anadyspharma.com. The Audit Committee met five times during fiscal 2010.

The functions of the Audit Committee include, among other things:

•	evaluating the performance and assessing the qualifications of the Company’s independent registered public accounting firm;

•	determining whether to retain the Company’s existing independent registered public accounting firm or engage a new independent registered public accounting firm;

•	reviewing and approving the engagement of the Company’s independent registered public accounting firm to perform any proposed permissible services and approproate compensation for such services;

•	reviewing and approving all related party transactions;

•	monitoring the rotation of partners of the independent registered public accounting firm on the Company’s engagement team as required by law;

•

establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•

reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and consolidated financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	reviewing and evaluating, at least annually, the performance of the Audit Committee and its members, including compliance of the Audit Committee with its charter.

Our Board of Directors reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards). Our Board of Directors has determined Mr. Foletta and Mr. Fotiadis to qualify as audit committee financial experts within the meaning of applicable SEC regulations and NASDAQ Marketplace Rules. In making this determination, our Board of Directors has considered the formal education and nature and scope of their previous experience, coupled with their past and present service on various audit committees. Representatives of our independent auditors and management both periodically meet privately with the Audit Committee.

Compensation Committee

During 2010, the Compensation Committee was initially comprised of three independent directors, Mr. Holtzman, Mr. Fotiadis and Dr. Scangos. Following Dr. Scangos’ resignation from the Board of Directors in July 2010, the Compensation Committee was changed to consist of Mr. Holtzman, Mr. Fotiadis and Dr. Papadopoulos. Mr. Holtzman resigned from the Board of Directors in January 2011. The Board of Directors has determined that both current members of the Compensation Committee are independent and that Dr. Scangos and Mr. Holtzman were independent through their respective resignation dates (as independence is currently defined by Rule 5605(a)(2) of the Nasdaq Listing Rules). The Board of Directors has adopted a written charter for the Compensation Committee, which is available on our website at www.anadyspharma.com. The Compensation Committee met three times during the year ended December 31, 2010.

The Compensation Committee is responsible to act on behalf of the Board of Directors to:

•	oversee the Company’s compensation policies, plans and programs;

•	review and determine the compensation of the executive officers of the Company and establish and review general policies relating to compensation and benefits of employees of the Company;

•	review the appropriateness of the level of compensation provided to our non-employee directors under our Non-Employee Director Compensation Program;

•	review at least annually the bonus plan percentages contained in the Executive Officer Bonus Plan and Employee Bonus Plan;

•	administer the granting of stock options and other awards under the Company’s stock plans;

•	review with management the Company’s Compensation Discussion and Analysis and consider whether to recommend to the Board of Directors that it be included in the proxy statements and other filings; and

•	review and evaluate, at least annually, the performance of the Compensation Committee.

Compensation Committee Processes and Procedures

The Compensation Committee conducts an annual performance and compensation review for each of our executive officers and determines salary adjustments and bonus and equity awards at one or more meetings generally held during the last quarter of the year. In addition, the Compensation Committee considers matters related to individual compensation, such as compensation for new executive hires, as well as various compensation policy issues throughout the year. For executives other than the President and Chief Executive Officer, the Compensation Committee receives and considers performance evaluations and compensation recommendations submitted to the Committee by the President and Chief Executive Officer, with input from our former Vice President, Human Capital, who we have engaged as a consultant, as described below. In the case of the President and Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. The agenda for meetings of the Compensation Committee is usually determined by its Chairman with the assistance of the Company’s President and Chief Executive Officer and Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary. Compensation Committee meetings are regularly attended by the President and Chief Executive Officer and the Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary.

The Compensation Committee has delegated administrative authority to the Company’s President and Chief Executive Officer and to the Company’s Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary to approve routine on-hire option grants to employees of the Company, subject to specific limitations. For these grants, the number of shares must be within specific ranges that have been approved by the Compensation Committee, the exercise price must be equal to the closing price on the Nasdaq Global Market of the Company’s Common Stock on the trading day immediately prior to the date of grant, the shares cannot exceed a specified share number nor exceed a specified total per-year limit, and no grants may be made to any officer covered by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), to any officer who is required to disclose his or her ownership of the Company’s common stock under Section 16 of the Exchange Act (sometimes referred to as a “Section 16 Officer”), or to any employee with titles or responsibilities above the “director” level. All of these limitations have been pre-approved by the Committee and these on-hire option grants must be reported on a periodic basis to the Compensation Committee and the Board of Directors.

Since October 2009, the Company has engaged Mary Yaroshevsky-Glanville, our former Vice President, Human Capital, as a consultant. Ms. Yaroshevsky-Glanville’s position as Vice President, Human Capital was eliminated as of September 30, 2009 as a result of a reduction in force. Effective October 1, 2009, the Company, with the endorsement of the Compensation Committee, engaged Ms. Yaroshevsky-Glanville to provide human resources consulting services for the Company on a part-time basis. As part of this engagement, Ms. Yaroshevsky-Glanville has continued to provide certain compensation related services, related to both executive officer and nonexecutive officer compensation. In this capacity, Ms. Yaroshevsky-Glanville has continued to function in substantially the same role as she had as Vice President, Human Capital. In particular, during the 2010 year-end compensation review, Ms. Yaroshevsky-Glanville gathered industry data for comparable positions and provided such information to the Committee in support of the Committee’s annual review of executive compensation. The role of such survey data is discussed in the Compensation Discussion and Analysis section of this information statement.

Compensation Committee Interlocks and Insider Participation

During 2010, the following directors served as members of the Compensation Committee: Marios Fotiadis, Steven H. Holtzman, Stelios Papadopoulos, Ph.D. and George A. Scangos, Ph.D. No member of our Compensation Committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or Board of Directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

The specific determinations of the Compensation Committee with respect to executive compensation for the fiscal year ended December 31, 2010 are described in greater detail in the Compensation Discussion and Analysis section of this information statement.

Corporate Governance and Nominating Committee

During 2010, the Corporate Governance and Nominating Committee was comprised of two independent directors, Dr. Papadopoulos and Mr. Foletta. The Board of Directors has determined that both members of the Corporate Governance and Nominating Committee are independent (as independence is currently defined by Rule 5605(a)(2) of the Nasdaq Listing Rules). The Board of Directors has adopted a written charter for the Corporate Governance and Nominating Committee, which is available on our website at www.anadyspharma.com. The Corporate Governance and Nominating Committee formally met once during the year ended December 31, 2010.

The purpose of the Corporate Governance and Nominating Committee is to:

•	oversee all aspects of the Company’s corporate governance functions on behalf of the Board of Directors;

•	make recommendations to the Board of Directors regarding corporate governance issues;

•	identify, review and evaluate candidates to serve as directors of the Company;

•	serve as a focal point for communication between such candidates, non-committee directors and the Company’s management;

•	recommend such candidates to the Board of Directors; and

•	make such other recommendations to the Board of Directors regarding affairs relating to the directors of the Company.

Because Anadys is an emerging company with rapidly evolving clinical programs, the Board of Directors does not believe that it is appropriate to adopt, and the Corporate Governance and Nominating Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board of Directors. Instead, in considering candidates for director, the Corporate Governance and Nominating Committee will generally consider all relevant factors, including the candidate’s applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company and the candidate’s demonstrated character and judgment. Candidates for director will be reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

Similarly, the Board of Directors does not currently have a formal policy on diversity. Rather, the Committee seeks to maintain a balance of perspectives and backgrounds relevant to the current business of the Company. At this time, we endeavor to have a Board of Directors representing diverse experience within the biotechnology/pharmaceutical industries.

The Corporate Governance and Nominating Committee generally will evaluate and consider all candidates recommended by directors, officers and security holders. The Corporate Governance and Nominating Committee intends to consider security holder recommendations for directors using the same criteria as potential nominees recommended by the members of the Corporate Governance and Nominating Committee or others. The Company has not rejected any nominees proposed by 5% stockholders as the Company has not received any nominees proposed by such 5% stockholders to date.

Our Board of Directors has adopted written corporate governance guidelines that provide a framework for determining general qualifications for directors, which are available on our website at www.anadyspharma.com. The Board of Directors periodically reviews, and may modify from time to time, the corporate governance guidelines, Board of Director committee charters and Board of Director practices.

MEETINGS OF THE BOARD OF DIRECTORS; ANNUAL MEETING ATTENDANCE

During the year ended December 31, 2010, the Company’s Board of Directors held a total of eight formal meetings, including regularly scheduled in-person meetings and teleconferences and special teleconferences. All of the Company’s directors attended at least 75% or more of such regularly scheduled in-person, telephonic and special meetings of the Board of Directors and of the committees on which they served that were held during the period for which they were a director or committee member, respectively. As required under applicable listing standards of Nasdaq, during the year ended December 31, 2010 our independent directors met at least twice in regularly scheduled executive sessions at which only the independent directors were present.

The Board of Directors does not have a formal policy with respect to the attendance of members of the Board of Directors at the annual meetings of stockholders. Dr. Worland, the Company’s President and Chief Executive Officer and a member of the Board of Directors and Dr. Freddo, a member of the Board of Directors, were in attendance at the Company’s 2010 Annual Meeting.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors believes that the Company has in place adequate current methods for receiving communications from its security holders. Accordingly, the Board of Directors has not established a formal process for security holders to send communications to the Board of Directors. However, the Corporate Governance and Nominating Committee of the Board of Directors will consider, from time to time, whether adoption of a formal process for stockholder communications with the Board of Directors has become necessary or appropriate. Security holders may send communications to the Board of Directors by mail at 5871 Oberlin Drive, Suite 200, San Diego, California 92121; by facsimile at (858) 527-1554 or by e-mail at boardofdirectors@anadyspharma.com, each of the foregoing sent “Attn: Board of Directors.”

Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Corporate Governance and Nominating Committee within the timeframe specified in the Bylaws of the Company that is applicable to matters to be brought before an annual meeting of stockholders. Such communications should be sent to the following address: 5871 Oberlin Drive, Suite 200, San Diego, California 92121, attn: Corporate Governance and Nominating Committee of the Board of Directors. Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, including all public company directorship positions during such five year period, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company’s stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected.

BOARD OF DIRECTORS’ LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Although the Board of Directors does not have a formal policy on whether the roles should be combined or separated, since our inception as Anadys in 2000 we have had a separate Chairman of the Board (“Chairman”) and Chief Executive Officer (“CEO”). Our Chairman has the authority, among other things, to call and preside over meetings of the Board of Directors, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board of Directors, which authority he may choose to exercise independently or through coordination with the CEO (other than presiding over meetings of the independent directors). Accordingly, the Chairman has substantial ability to shape the work of the Board of Directors. This leadership structure has been effective in providing flexibility and balance of leadership between the CEO and the non-management directors. As a result, the Company believes that having an independent Chairman enhances the effectiveness of the Board of Directors as a whole, and is the appropriate board leadership structure for the Company at this time. We believe that this leadership structure also provides an appropriate forum for the Board of Directors to execute its risk oversight function, which is described below.

Our Board of Directors is the central body that oversees the management of material risks at the Company. The Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various standing committees of the Board of Directors that address risks inherent in their respective areas of oversight. For example, the Audit Committee has the responsibility to review and discuss certain risk policies, including the Company’s major financial risk exposures and the steps taken by management to monitor and control these exposures, and generally provide oversight of risks related to financial reporting. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Day to day operational risks are generally handled by management, with reporting to and involvement of the Board of Directors as necessary. With respect to strategic and business risk, including clinical development risk, our Board of Directors as a whole is the level at which we address and monitor such issues, through regular interactions with the CEO and other members of senior management.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. The Code of Business Conduct and Ethics is available on our website at http://ir.anadyspharma.com, under the “Corporate Governance” section. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s common stock as of October 14, 2011 (except for instances where the most recent practicable date is earlier than October 14, 2011, as noted in the footnotes below) by: (i) each director; (ii) each of the executive officers currently employed by us named in the Summary Compensation Table; (iii) all directors and executive officers of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G filed with the SEC.

Applicable percentages are based on 57,176,285 shares outstanding on October 14, 2011, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on December 13, 2011, which is 60 days after October 14, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership calculations included in the table below do not include any accelerated vesting of outstanding stock options held by our directors and executive officers that may result from the closing of the transactions contemplated by the Merger Agreement immediately prior to the Offer Acceptance Time. Additional information with respect to the acceleration of vesting with respect to outstanding stock options held by our directors and executive officers in connection with the transactions contemplated by the Merger Agreement is included in the Schedule 14D-9.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
5% Stockholders
QVT Associates GP LLC (1)	11,420,654	19.97%
OrbiMed Advisors LLC (2)	5,792,400	10.07
Federated Investors, Inc. (3)	3,783,373	6.60
Great Point Partners, LLC (4)	3,455,000	6.00
Adage Capital Partners, L.P. (5)	3,266,593	5.69

Named Executive Officers and Directors
Stephen T. Worland, Ph.D. (6)	1,241,285	2.14
Peter T. Slover (7)	198,143	*
James L. Freddo, M.D. (8)	621,038	1.08
Elizabeth E. Reed, J.D. (9)	431,318	*
Mark G. Foletta (10)	93,750	*
Marios Fotiadis (11)	127,108	*
Barry A. Labinger (12)	7,853	*
Stelios Papadopoulos, Ph.D. (13)	916,314	1.60
Brian S. Posner (14)	2,083	*
Kleanthis G. Xanthopoulos, Ph.D. (15)	882,734	1.53
All executive officers and directors as a group (12 persons) (16)	4,768,602	7.87

*	Represents beneficial ownership of less than 1% of the Company’s outstanding stock.
(1)

The information in the table and this note is derived from a Form 4 filed by QVT Associates GP, LLC with the SEC on January 5, 2011. QVT Fund LP is the direct beneficial owner of 10,299,646 shares and Quintessence Fund L.P. is the direct beneficial owner of 1,121,008 shares. QVT Associates GP, LLC is the general partner of QVT Fund LP and Quintessence Fund L.P. and therefore may be deemed the beneficial owner of the shares of QVT Fund LP and Quintessence Fund L.P. The address of QVT Associates GP, LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. There are no relationships between QVT Associates GP, LLC on the one hand, and our officers and directors, on the other hand.
(2)

The information in the table and this note is derived from a Schedule 13G/A filed by OrbiMed Advisors, LLC with the SEC on May 10, 2011. Consists of 1,999,900 shares of common stock beneficially owned by OrbiMed Advisors LLC which it has shared voting and dispositive power, 3,792,500 shares of common stock beneficially owned by OrbiMed Capital LLC which it has shared voting and dispositive power and 5,792,400 shares of common stock beneficially owned by Samuel D. Isaly which he has shared voting and dispositive power. The share amounts for OrbiMed Advisors, OrbiMed Capital LLC and Samuel D. Isaly include warrants to purchase 367,500 shares of common stock. Samuel D. Isaly is President of OrbiMed Advisors LLCand Managing Director of OrbiMed Capital LLC and is a control person of OrbiMed Advisors LLC and OrbiMed Capital LLC. The address of OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly is 767 Third Avenue, 30th Floor, New York, New York 10017. There are no relationships between the entities related to OrbiMed Adivsors LLC on the one hand, and our officers and directors, on the other hand.

(3)	The information in the table and this note is derived from a Schedule 13G filed by Federated Investors, Inc. with the SEC on February 9, 2011. Consists of 3,608,373 shares of common stock beneficially owned by Federated Investors, Inc. of which it has sole voting and dispositive power and a warrant to purchase 175,000 shares of common stock. Federated Investors, Inc. (FII) is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (Investment Advisors). Investment Advisors act as investment advisors to registered investment companies and separate accounts that own shares of common stock in Anadys Pharmaceuticals, Inc. The Investment Advisors are wholly owned subsidiaries of FII Holdings, Inc. which is a wholly owned subsidiary of FII. All of FII’s voting stock is held in the Voting Shares Irrevocable Trust (Trust) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The address of FII is Federated Investors Tower, Pittsburg, Pennsylvania 15222. There are no relationships between FII, on the one hand, and our officers and directors, on the other hand.
(4)	The information in the table and this note is derived from a Schedule 13G/A filed by Great Point Partners, LLC with the SEC on February 14, 2011. Consists of 3,455,000 shares of common stock beneficially owned by Great Point Partners, LLC, Dr. Jeffrey R. Jay, M.D., and Mr. David Kroin which have shared voting and dispositive power. Biomedical Value Fund, L.P. (BVF) is the direct beneficial owner of 1,230,000 shares and the record owner of a warrant to purchase 237,815 shares of common stock. Biomedical Offshore Value Fund, Ltd. (BOVF) is the direct beneficial owner of 1,200,000 shares and the record owner of a warrant to purchase 154,700 shares of common stock. Biomedical Institutional Value Fund, L.P. (BIVF) is the direct beneficial owner of 570,000 shares and the record owner of a warrant to purchase 62,485 shares of common stock. Great Point Partners, LLC (Great Point) is the investment manager of BVF, BOVF and BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF, BOVF and BIVF shares. Each of Dr. Jeffrey R. Jay, M.D. (Dr. Jay), as senior managing member of Great Point, and Mr. David Kroin (Mr. Kroin), as special managing member of Great Point, has voting and investment power with respect to the BVF, BOVF and BIVF shares, and therefore may be deemed to be the beneficial owner of the BVF, BOVF and BIVF Shares. Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF, BOVF and BIVF shares and the shares underlying the warrants described above, except to the extent of their respective pecuniary interests. The address of Great Point Partners, LLC, Dr. Jeffrey R. Jay, M.D., and Mr. David Kroin is 165 Mason Street, 3rd Floor, Greenwich, CT 06830. There are no relationships between the entities related to Great Point Partners, LLC, on the one hand, and our officers and directors, on the other hand.
(5)

The information in the table and this note is derived from a Schedule 13G/A filed by Adage Capital Partners, L.P. with the SEC on February 14, 2011. Consists of 3,004,093 shares of common stock beneficially owned by Adage Capital Partners, L.P. of which it has shared voting and dispositive power and a warrant to purchase 262,500 shares of common stock. Adage Capital Partners GP, L.L.C., is the general partner of Adage Capital Partners, L.P.; Adage Capital Advisors, L.L.C. is the managing member of Adage Capital Partners GP, L.L.C.; and Robert Atchinson and Phillip Gross are the managing members of Adage Capital Advisors,

L.L.C. Each of the persons and entities named above may be deemed to beneficially own the shares beneficially owned by Adage Capital Partners, L.P. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116. There are no relationships between the entities related to Adage Capital Partners, L.P., on the one hand, and our officers and directors, on the other hand.
(6)	Includes 242,602 shares of common stock held of record in a family trust of which Dr. Worland is a trustee. Includes 925,629 shares subject to options exercisable within 60 days of October 14, 2011.
(7)	Includes 194,281 shares subject to options exercisable within 60 days of October 14, 2011.
(8)	Includes 557,056 shares subject to options exercisable within 60 days of October 14, 2011.
(9)	Includes 429,433 shares subject to options exercisable within 60 days of October 14, 2011.
(10)	Includes 93,750 shares subject to options exercisable within 60 days of October 14, 2011.
(11)	Includes 127,108 shares subject to options exercisable within 60 days of October 14, 2011.
(12)	Includes 7,853 shares subject to options exercisable within 60 days of October 14, 2011.
(13)	Includes 102,108 shares subject to options exercisable within 60 days of October 14, 2011.
(14)	Includes 2,083 shares subject to options exercisable within 60 days of October 14, 2011.
(15)	Includes 177,144 shares held of record in a family trust dated January 30, 2002, of which Dr. Xanthopoulos is the trustee. Includes 698,191 shares subject to options exercisable within 60 days of October 14, 2011.
(16)	Includes 1,385,886 shares of common stock held by directors and executive officers. Also includes 3,382,716 shares subject to options exercisable within 60 days of October 14, 2011.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and persons who own more than ten percent of a registered class of our equity securities are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to our officers, directors and persons who own more than ten percent of a registered class of our equity securities were complied with and filed on time.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors, has the responsibility to review, determine and approve the compensation packages for our executive officers, including the Named Executive Officers (“NEOs”). Further, the Compensation Committee oversees our overall compensation strategy, including compensation policies, plans and programs.

During 2010, we employed four executive officers, each of whom has been designated as a NEO, including: (1) Stephen T. Worland, Ph.D., our President and Chief Executive Officer; (2) James L. Freddo, M.D., our Senior Vice President, Drug Development and Chief Medical Officer; (3) Elizabeth E. Reed, our Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary; and (4) Peter Slover, our Vice President, Finance and Operations.

This Compensation Discussion and Analysis, sets forth the Company’s philosophies underlying the compensation for the NEOs.

Objectives of Our Executive Compensation Program

The primary objective of our executive compensation program is to attract and retain qualified and talented individuals who are enthusiastic about the Company’s mission and culture. Another objective of our compensation program is to provide reasonable and appropriate incentives and rewards to our senior management team for building long-term value within the Company. In addition, we intend to be competitive with other similarly situated companies in our industry. The process of discovering and developing drug candidates is a long-term proposition and successful outcomes may not be measurable for several years. Therefore, in order to build long-term value for the Company and its stockholders and in order to achieve our success within this industry, we believe that we must compensate our NEOs in a competitive and fair manner that reflects current Company results but also reflects contributions to building long-term value.

Elements of Our Compensation Program and Why We Chose Each

Main Compensation Components.

Our Company-wide compensation program, including for the NEOs, is broken down into three main components: base salary, performance cash bonuses and potential long-term compensation in the form of stock options. We believe these three components constitute the minimum essential elements of a competitive compensation package in our industry.

Salary.

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of our NEOs.

Performance Bonus Plan.

We have a performance bonus plan under which bonuses are paid to our NEOs based on achievement of Company performance goals and objectives established by the Board of Directors as well as on individual performance. The bonus program is intended to: strengthen the connection between individual compensation and Company success; encourage teamwork among all disciplines within the Company; reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing employees; and help ensure that our cash compensation is competitive.

Each NEO is assigned a target payout under the performance bonus plan, expressed as a percentage of his or her base salary for the year. Actual payouts under the performance bonus plan are based on the achievement of corporate performance goals and an assessment of individual performance, each of which is separately weighted as a component of the NEO’s target payout. For the NEOs, the company factor receives the highest weighting (80% to 90%) in order to ensure that the bonus system for our management team is closely tied to our corporate performance. Each factor can be assigned a value of up to 125% for maximum performance. Thus, depending on our performance and the performance of the individual employee, he or she could receive up to 125% of the target bonus amount under the plan.

Equity Incentive Compensation.

We view long-term compensation, currently in the form of stock options, as a tool to motivate our NEOs to achieve corporate and individual objectives and encourage them to remain employed by the Company, while aligning their interests with the creation of stockholder value.

Other Compensation.

In addition to the three main components of compensation outlined above, we also provide severance and change in control benefits to the NEOs. We believe these severance and change in control benefits are an important element of our compensation program that assist us in retaining talented individuals and that these arrangements help to promote stability and continuity of our senior management team. Further, we believe that the interests of our stockholders will be best served if the interests of our senior management are aligned with theirs. We believe that providing change in control benefits should lessen or eliminate any potential reluctance of our NEOs to pursue potential change in control transactions that may be in the best interests of the stockholders. We also believe that it is important to provide severance benefits to our NEOs, to promote stability and focus on the job at hand.

We also provide benefits to the NEOs that are generally available to all regular full-time employees of the Company, including our medical and dental insurance, life insurance, a 401(k) match for all individuals who participate in the 401(k) plan, and an employee stock purchase plan. At this time, we do not provide any perquisites to any NEOs. Further, we do not have deferred compensation plans, pension arrangements or post-retirement health coverage for our NEOs. All of our NEOs are “at-will” employees, which means that their employment can be terminated at any time for any reason by either us or them.

Determination of Compensation Amounts

A number of factors impact the determination of compensation amounts for the NEOs, including company and individual performance, competition for talent, each NEO’s total compensation package, assessments of internal pay equity and industry data.

Stock price performance has generally not been a factor in determining annual compensation because the price of our common stock is subject to a variety of factors outside of our control. The Company does not have an exact formula for allocating between cash and non-cash compensation. Cash compensation is generally paid as earned.

Industry Survey Data.

In determining compensation adjustments and on-hire base salaries for our executive officers, we generally review the annual Radford Biotechnology Survey which for last year included data from approximately 295 publicly traded companies including approximately 25 publicly traded companies in San Diego. We also review the annual San Diego Biotech Employee Development Coalition Survey which for last year included data from approximately 25 publicly traded life science companies in San Diego. We generally give more weight to the Radford Survey over the San Diego Biotech Employee Development Coalition Survey because the Radford survey has a much larger data sample for each position, represents the national market in which we compete for senior talent and has a larger representation of publicly traded companies.

Determination of Base Salaries.

Although we do not formally benchmark against a specific group of comparable companies at this time, we generally use the 50th percentile of the Radford Biotechnology Survey for the NEOs’ respective comparable positions as a guideline for base salary and then adjust from that level based on our assessment of the officer’s level of responsibility, experience, overall compensation structure and individual performance. In addition, we review the San Diego Biotech Employee Development Coalition Survey as another check on the reasonableness of the proposed base salaries for our NEOs. We also look at the historical salary compensation at the Company for each NEO. Merit-based increases to salaries of NEOs are based on our assessment of the individual’s performance.

Performance Bonus Plan.

At or prior to the beginning of each year, draft corporate goals that reflect the Company’s business priorities for the coming year are prepared by the CEO with input from the other executive officers. These goals are weighted by relative importance to the Company’s success. The draft goals and proposed weightings are presented to the Board of Directors and discussed, revised as necessary, and then approved by the Board of Directors. The Compensation Committee then reviews the final goals and their weightings to determine and confirm their appropriateness for use as performance measurements for purposes of compensation. The goals and/or weightings may be re-visited during the year and potentially restated in the event of significant changes in corporate strategy.

The performance bonus plan for our executive officers was adopted by the Compensation Committee in February 2008. The plan sets forth target bonus opportunities, as a percentage of salary, based on the level of responsibility of the position, ranging from 50% of salary for our CEO, to 40% of salary for our senior executive officers, to 30% of salary for our other executive officers. In setting these percentages, the Compensation Committee determined that the above were reasonable and in line with other companies at our stage of development.

Determination of Equity Incentive Compensation.

To assist us in assessing the reasonableness of our stock option grant amounts, historically we reviewed the Radford Survey, Executive Percent of Outstanding Stock Options Consulting report which includes stock option data from a cross-section of the companies in the above-mentioned surveys. On-hire stock option grant amounts have generally been targeted at the 50th percentile for that position or similar industry position, adjusted for internal equity, experience level of the individual and the individual’s total mix of compensation and benefits provided in his or her offer package. On-hire grants typically vest over four years. The Compensation Committee has established internal guidelines for annual stock option grants for all employees, including NEOs, based on performance factors similar to the executive performance bonus plan. These guidelines provide an internal framework for decision-making by the Compensation Committee and are not communicated to the individual as a target grant amount. Under the guidelines, the “opportunity” amount for each position approximates what 1/4 of an on-hire grant would be for that position (taking into account the considerations described above). It is generally expected that the “opportunity” amount would be granted if 100% performance is achieved. This calculation is similar to the bonus plan calculation. The equity guidelines also provide a framework for granting up to 125% of the opportunity amount, if superior performance is achieved. However, the equity model amounts are only guidelines and may be adjusted upward or downward by the Compensation Committee on a discretionary basis.

Option Grant Practices.

All stock options granted to the NEOs are approved by the Compensation Committee. Exercise prices are set at equal or greater to Fair Market Value, which is defined in our stock option plans as the closing price of the Company’s Common Stock on the Nasdaq Global Market on the trading day immediately prior to the date of grant. Grants are generally made on the employee’s start date and at pre-determined dates near year-end following annual performance reviews. The size of year-end grants for each NEO is assessed against our internal equity guidelines. Current market conditions of grants for comparable positions and internal equity may also be assessed. In addition, grants may be made in connection with promotions or other job related changes. On occasion, in particular circumstances, grants may be made at other times during the year.

Compensation Setting Process.

Near the end of the year, the Board of Directors and Compensation Committee assess our overall corporate performance, and discuss the relative achievement of the corporate goals. The relative achievement of each goal is assessed and quantified and the summation of the individual components results in the corporate goal rating. The non-management members of the Board of Directors (without the CEO present) meet to further discuss and approve the final Corporate Goal rating, expressed as a percentage, from 0 to 125%.

Also near the end of the year, the CEO conducts an evaluation of the individual performance of each executive officer (other than himself) and provides the Compensation Committee with an assessment of the performance of each executive officer. In determining the individual performance ratings of the NEOs, we assess performance against a number of factors, including each NEO’s relative contributions to our corporate goals, demonstrated career growth and level of performance in the face of limited resources and other challenges, as well as the respective officer’s overall department performance. This assessment is conducted in a holistic fashion, in contrast to the summation of individual components as is done to arrive at the corporate performance rating.

Once an assessment is conducted regarding the level of individual performance for each NEO in qualitative terms, the Executive Officer Bonus Plan then provides guidelines for translating this performance assessment into a numerical rating. Both the initial qualitative assessment and the translation into a numerical rating are made by the Compensation Committee on a discretionary basis. We believe that conducting a discretionary assessment of the individual component of the NEOs’ performance ratings provides for flexibility in the evaluation of our NEOs and thereby maximizes our ability to direct the NEOs’ performance to potentially changing company priorities throughout the year.

The Compensation Committee looks to the CEO’s performance assessments of the other NEOs and his recommendations regarding a performance rating for each, as well as input from the other members of the Board of Directors. These recommendations may be adjusted by the Compensation Committee prior to finalization. For the CEO, the Compensation Committee evaluates the CEO’s performance, taking into consideration input from the other members of the Board of Directors.

The CEO also presents any recommended changes to base salary and recommendations for an annual stock option grant amount, referencing the equity guidelines, for each of the NEOs (other than himself). The base salary recommendations are supported by relevant survey data provided by our former Vice President, Human Capital (who we engaged as a consultant upon the termination of her employment in 2009 pursuant to a reduction in force) to better assist the Compensation Committee in its review of each individual and position. The Compensation Committee also reviews “tally sheets” for each executive officer, which summarize in one document current compensation, severance and change in control benefits, recent compensation decisions and all prior stock option grants to each individual. The Compensation Committee uses the tally sheets as a reference tool to see the overall compensation of each executive officer. In setting 2010 compensation amounts, the Compensation Committee’s review of the tally sheets did not materially affect the Compensation Committee’s compensation decisions. The Compensation Committee may also elicit feedback from the other members of the Board of Directors on compensation matters prior to approval.

Around the same time as the CEO conducts his evaluation of the other executive officers, the Compensation Committee reviews the CEO’s performance, based on input from the other members of the Company’s Board, and assigns a rating to the CEO, expressed as a percentage, from 0 to 125%. The Compensation Committee also sets the CEO’s base salary for the upcoming fiscal year, referencing the relevant survey data and tally sheet. The CEO is not present during the Compensation Committee’s deliberations regarding his compensation.

The Corporate Goal rating and individual performance ratings are applied to each employee’s target bonus opportunity under the bonus plan, in the proportions defined for each position. The sum of those components then determines the actual bonus paid for each individual. Under the equity guidelines, described above, the Corporate Goal rating and individual performance ratings may also be used to determine the size of the annual stock option grant for each employee.

Compensation and benefit consultants may, from time to time, be hired by the Compensation Committee to assist in developing and reviewing overall salary policies and structures. Other than our former Vice President, Human Capital, we do not currently engage any consultant related to executive and/or director compensation matters. NEOs may have indirect input in the compensation results for other NEOs by virtue of their participation in the performance review and feedback process for the other NEOs.

2010 Compensation Decisions

General Assessment of Corporate Performance in 2010.

In assessing the Company’s performance for 2010, the Board of Directors and Compensation Committee recognized the significant progress the Company had made in advancing the development of ANA598. In 2010, the Company successfully progressed ANA598 through a Phase 2a study while concurrently designing a protocol and conducting the activities necessary to initiate an ANA598 Phase 2b study in early 2011. While the Company was reviewing potential opportunities for a strategic transaction during 2010, the Board of Directors and Compensation Committee attributed the absence of a strategic transaction during the year primarily to the complex and rapidly evolving HCV landscape, rather than a lack of performance by management. As of the end of 2010, the Board of Directors and the Compensation Committee believed that the Company had positioned ANA598 as one of the most advanced non-protease inhibitor antivirals in development for HCV and further recognized that the Company had a second clinical-stage HCV asset, ANA773, being readied for a Phase 2a study. Overall, the Board of Directors and Compensation Committee determined that the Company, with the limited resources of a 30 person organization, had performed well in 2010.

2010 Performance Assessments and Bonus Calculations.

For 2010, our performance bonus plan set the following target payouts, expressed as a percentage of base salary: for our CEO, the target bonus opportunity was 50% of base salary; for our Senior Vice President, Drug Development and Chief Medical Officer and our Senior Vice President, Legal Affairs and General Counsel, the target bonus opportunity was 40% of base salary; and for our Vice President, Finance and Operations, the target bonus opportunity was 30% of base salary.

The elements that the Board of Directors and Compensation Committee established as our overall corporate goals for 2010 included a variety of development and operational objectives. The 2010 goals were established at the end of 2009. The clinical development objectives related to achieving milestones in our ANA598 program, including generating data from the program within stated deadlines. The business development objectives encompassed conducting a business development campaign aimed at determining whether a strategic transaction on attractive terms would be feasible in 2010. The financial objectives consisted of the implementation of a financial option by the middle of the year to enable continued value creation by the Company. The operational and organizational objectives included a cash burn target of no more than $16.5 million for 2010 (subsequently adjusted to reflect start-up costs during 2010 for the ANA598 Phase 2b study) and maintenance of compliance with regulations, as well as the degree to which we were able to maintain the health and vibrancy of the Company’s culture.

In December 2010, the Compensation Committee and the Board of Directors considered year-end compensation for 2010 performance and 2011 compensation matters. The Board of Directors and Compensation Committee observed that the Company made significant progress during 2010 on the clinical development front. Specifically, the Company made very efficient progress in the ANA598 program, successfully moving ANA598 through a Phase 2a combination study in HCV infected patients while positioning the Company to be ready to initiate the ANA598 Phase 2b trial in early 2011. Further, the Board of Directors and the Compensation Committee acknowledged that each of the clinical development objectives were met on time or ahead of schedule. The Board of Directors and Compensation Committee also recognized that the Company went beyond the stated goals and structured a progressive protocol for the ANA598 Phase 2b study prior to the completion of the Phase 2a study, with the requisite positive regulatory interactions and flexible development planning. In addition to the stated 2010 goals, the Company also made plans to resume development of ANA773 for HCV, and efficiently conducted the activities necessary to ready ANA773 for a Phase 2a study. In light of the above-described progress, the Board of Directors and Compensation Committee concluded that the Company exceeded the clinical development objectives for 2010 significantly enough to warrant a goal achievement factor of 120%. With respect to business development objectives, the Board of Directors and Compensation Committee acknowledged that the management team effectively executed a campaign surrounding a potential strategic transaction, and concluded that the fact that a transaction was not completed in 2010 was not due to the performance of management, but rather was attributable to the continuing evolution and complexity of the HCV landscape and timing issues related to third parties’ assessments of their internal HCV product portfolios. However, the Board of Directors and Compensation Committee did take into account the fact that a transaction was not completed, rating the accomplishment of this goal at 40%. Similarly, the Board of Directors and Compensation Committee noted that the Company was successful in raising money in a difficult fund-raising environment in both June and October of 2010, but that the dilutive nature of the financings warranted a goal achievement factor of 60%. With respect to the operational objectives, the Board of Directors and Compensation Committee acknowledged that the Company operated within the Board of Directors approved adjusted cash burn number for the year and further maintained compliance with regulations, and rated accomplishment of this goal at 100%. Finally, the Board of Directors and Compensation Committee concluded that the Company’s culture reflected the health and vibrancy of a motivated and committed workforce as measured by employee engagement and achievement of the corporate objectives.

These accomplishments reflected the efforts of our employees, including the NEOs, and were taken into account by the Compensation Committee in providing equity grants and annual cash performance awards under our cash bonus program at 90% of target for the corporate performance portion of the awards. In making this determination, the Compensation Committee considered our progress against the predefined corporate goals and weightings.

Specifically, the Board of Directors and Compensation Committee evaluated our corporate achievements on a program basis as follows:

Goal	Pre-defined Weight	Bonus Determination
Clinical development objectives (ANA598 data timelines)	50%	60%
Business Development Objectives	20%	8%
Financial objectives	20%	12%
Operational and Organizational objectives	10%	10%

Total	100%	90%

Individual Performance and Compensation of the President & CEO

Dr. Worland’s base salary for 2010 was set at $425,000 in December 2009 in connection with the 2009 year-end performance and compensation review conducted by the Compensation Committee. The salary adjustment from $410,000 for 2009 to $425,000 for 2010 reflected a 3% merit increase plus a $2,700 adjustment to bring Dr. Worland’s salary closer to the 50th percentile of CEO salaries for similarly sized companies.

In evaluating Dr. Worland’s individual performance for 2010 at the end of the year, the Compensation Committee, with input from the other members of the Company’s Board, concluded that Dr. Worland performed at a 100% level, taking into account the significant progress the Company had made during the year in the development of ANA598 and Dr. Worland’s strong leadership of the Company during a dynamic strategic period. Further, the Compensation Committee recognized Dr. Worland’s leadership in conducting the financings in June and October 2010 and his ability to maintain the health and vibrancy of the Anadys culture, as reflected in the Company exceeding the 2010 clinical development objectives with a committed and productive workforce of fewer than 30 employees. Under the bonus plan formula, utilizing the 90% Corporate Goal rating and a 100% Individual Rating, Dr. Worland’s bonus was $193,375, which the Compensation Committee rounded up to $195,000. Similarly, the application of these performance ratings to the equity guidelines suggested an option award for Dr. Worland of 113,750 shares, which the Compensation Committee rounded up to 115,000. In addition, the Board of Directors and Compensation Committee desired to further incentivize Dr. Worland and to acknowledge his years of service to the Company, with his ten-year anniversary with the Company approaching in March 2011. Reflecting back on this service, and the cumulative contributions Dr. Worland has made to the organization over that time, the Board of Directors and Compensation Committee determined that granting Dr. Worland an additional stock option was warranted and appropriate. In making this determination, the Board of Directors and Compensation Committee took into consideration the likelihood that Dr. Worland’s 2001 on-hire stock option grant would expire largely unexcercised in March 2011. Also, during the 2010 year end compensation review, the Compensation Committee reviewed Dr. Worland’s salary in comparison to market data and determined that it was under market (targeting the 50th percentile) as compared to CEO positions at similarly sized companies at similar stages of development. The Compensation Committee decided to not make an adjustment to Dr. Worland’s salary, but rather to take such salary differential into account with the special stock option grant. In light of the above considerations, the Compensation Committee approved an additional option grant in the amount of 185,000 shares, for a total year-end option grant to Dr. Worland of 300,000 shares.

Compensation Highlights for the other NEOs

Dr. Freddo.

Dr. Freddo’s base salary for 2010 was set at $375,000 in December 2009 in connection with the 2009 year-end performance and compensation review conducted by the Compensation Committee. The salary adjustment for Dr. Freddo from $364,000 for 2009 to $375,000 for 2010 reflected a 3% merit increase.

During Dr. Freddo’s on-hire negotiations in 2006, the Compensation Committee approved granting an annual $50,000 bonus payable to him each July from 2007 through 2011, provided that he remains employed by the Company at each such anniversary date. The Compensation Committee viewed this as a necessary inducement for Dr. Freddo to join the Company and abandon long-term retirement incentives he expected to receive had he remained employed at Pfizer. This pre-agreed anniversary bonus is in addition to, and separate from, any performance bonus that Dr. Freddo may be eligible for under the performance cash bonus plan.

In January 2011, the Company entered into a revised severance agreement with Dr. Freddo. The agreement provides a retention incentive for Dr. Freddo to remain employed with the Company through 2011 and beyond by providing Dr. Freddo with a severance payment in the amount of six to twelve months base salary (depending on the date of resignation) if he resigns for any reason after December 31, 2011. In entering into this arrangement, the Compensation Committee determined that 2011 was a critical year for the Company with respect to its clinical development activities and that increasing the likelihood that Dr. Freddo would remain an employee of the Company during 2011 would further the Company’s ability to meet its clinical development objectives for the year.

In evaluating Dr. Freddo’s performance for 2010, the Compensation Committee, with input from the other members of the Company’s Board, including Dr. Worland, concluded that Dr. Freddo’s individual performance level was at the 125% level. In making such determination, the Compensation Committee recognized Dr. Freddo’s strong leadership of the clinical organization in conducting the ANA598 Phase 2a study, including the very rapid enrollment of patients in the study, the efficient clinical operations underlying the study conduct, as well as the highly effective planning of the Phase 2b study while the Phase 2a study was ongoing, reflecting flexibility and effective regulatory interactions. This performance level, through application of the Executive Officer Bonus Plan and equity guidelines, resulted in a cash bonus payment of $142,875 and a year-end stock option grant to purchase 71,438 shares being awarded to Dr. Freddo.

Ms. Reed.

Ms. Reed’s base salary for 2010 was set at $275,000 in December 2009 in connection with the 2009 year-end performance and compensation review conducted by the Compensation Committee. The salary adjustment from $255,000 for 2009 to $275,000 for 2010 reflected a 3% merit increase plus a $12,350 adjustment to bring Ms. Reed’s salary closer to the 50th percentile of similar positions in similarly sized companies.

In evaluating Ms. Reed’s performance at the end of 2010, the Compensation Committee, with input from the other members of the Company’s Board, including Dr. Worland, concluded that Ms. Reed’s individual performance level for 2010 was at the 100% level. In making such determination for Ms. Reed, the Compensation Committee recognized her contributions toward the Company’s two equity financings during the year and the legal department’s efficient support of the clinical contracting functions for the ANA598 Phase 2a trial and preparations for the Phase 2b trial, as well as Ms. Reed’s contributions to the Company’s investor relations communications and her ongoing support of the Company’s programs and operations and intellectual property management. This performance level, through application of the Executive Officer Bonus Plan and equity guidelines, resulted in a cash bonus payment of $100,650 and a year-end stock option grant to purchase 68,625 shares being awarded to Ms. Reed.

Mr. Slover.

Mr. Slover’s base salary for 2010 was set at $215,000 in December 2009 in connection with the 2009 year-end performance and compensation review conducted by the Compensation Committee. The increase from $205,000 at the end of 2009 to $215,000 for 2010 represented a 3% merit increase plus an adjustment of $3,850.

In evaluating Mr. Slover’s performance for 2010, the Compensation Committee, with input from the other members of the Company’s Board, including Dr. Worland, concluded that Mr. Slover’s individual performance level was at the 100% level. In making such determination for Mr. Slover, the Compensation Committee recognized Mr. Slover’s effective leadership of the finance and operations functions, including the efficient conduct of the financial reporting function, his disciplined approach to budgeting matters and contributions to the Company’s financing activities and the effective management of the Company’s facilities. This performance level, through application of the Executive Officer Bonus Plan and equity guidelines resulted in a cash bonus payment of $59,340 and a year-end stock option grant to purchase 51,750 shares being awarded to Mr. Slover.

Severance and Change in Control Benefits.

The change in control benefits for all our NEOs have a “double trigger”. Double-trigger means that the NEOs will receive the change in control benefits described in the agreements only if there are both (1) a Change in Control of the Company (as defined in the agreements) and (2) a termination by the Company of the NEO’s employment “without cause” or a resignation by the NEO for “good reason” (as defined in the agreements) within a specified time period prior to or following the Change in Control. We believe this double trigger requirement maximizes shareholder value because it prevents an unintended windfall to management as no benefits are triggered solely in the event of a Change in Control while providing them appropriate incentives to act in furtherance of a change in control that may be in the best interests of the stockholders.

Accounting and Tax Considerations

ASC 718. On January 1, 2006, the Company began accounting for share-based payments in accordance with the requirements of Accounting Standards Codification 718 (ASC 718), Share-Based Payments. To date, the adoption of ASC 718 has not impacted our stock option granting practices.

Internal Revenue Code Section 162(m). At this time, the Company does not have a policy to factor in 162(m) limitations into the determination of base salary or bonus amounts since the aggregate salary and bonus payments for each individual are substantially below the $1,000,000 deductibility limitation.

Section 409A. Section 409A generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. Under Section 409(A), deferred compensation is defined broadly and may potentially cover compensation arrangements such as severance or change in control pay outs and the extension of the post-termination exercise periods of stock options. We take Code Section 409A into account, where applicable, in determining the timing of compensation paid to our NEOs.

Code Sections 280G and 4999. Sections 280G and 4999 of the Code limit our ability to take a tax deduction for certain “excess parachute payments” (as defined in Sections 280G and 4999) and impose excise taxes on each NEO who receives “excess parachute payments” in connection with his or her severance from our company in connection with a change in control. We consider the adverse tax liabilities imposed by Sections 280G and 4999, as well as other competitive factors, when structuring post-termination compensation payable to our NEOs and generally provide a mechanism for a “better after tax” result for the NEO, which we believe is a reasonable balance between the Company’s interests, on the one hand, and the executive’s compensation on the other.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K contained in this Information Statement. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors

Marios Fotiadis

Stelios Papadopoulos, Ph.D.

The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Summary Compensation Table for 2010

The following information outlines the compensation paid to our NEOs, including salary, bonuses, stock options and other compensation for the years ended December 31, 2010, 2009 and 2008:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Stephen T. Worland, Ph.D.	2010	425,000	—		—	224,220	195,000	—	4,275	848,495
President and Chief	2009	410,000	—		—	361,209	150,000	—	4,254	925,463
Executive Officer	2008	390,000	—		—	127,370	195,000	—	4,270	716,640

Peter T. Slover	2010	215,000	—		—	38,678	59,340	—	4,191	317,209
Vice President, Finance	2009	194,900	—		—	188,433	41,700	—	3,723	428,756
and Operations (4)

James L. Freddo, M.D.	2010	375,000	50,000	(5)	—	53,393	142,875	—	4,275	625,543
Senior Vice President,	2009	364,000	50,000	(5)	—	179,032	142,688	—	4,254	739,974
Drug Development and Chief Medical Officer	2008	341,250	50,000	(5)	—	213,370	145,250	—	4,570	754,440

Elizabeth E. Reed, J.D.	2010	275,000	—		—	51,290	100,650	—	4,275	431,215
Senior Vice President,	2009	255,000	—		—	271,106	84,605	—	4,631	615,342
Legal Affairs and General Counsel	2008	230,000	—		—	95,528	71,070	—	4,196	400,794

(1)	Reflects the grant date fair value of awards granted calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). Assumptions used in the calculation of this amount for fiscal years ended December 31, 2010, 2009 and 2008 are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2010, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2011.
(2)	Includes matching contributions paid by us under our Anadys Pharmaceuticals, Inc. 401(k) Profit Sharing Plan.
(3)	Amount paid pursuant to the Anadys Pharmaceuticals, Inc. Executive Officer Bonus Plan adopted in 2008 and updated in 2009.
(4)	Mr. Slover was promoted to Vice President, Finance and Operations and appointed as an executive officer effective July 1, 2009. Prior to his promotion, Mr. Slover was our Senior Director, Finance and Corporate Controller.
(5)	Guaranteed annual bonus, payable each July from 2007 through 2011 pursuant to the terms of Dr. Freddo’s offer letter.

Grants of Plan-Based Awards in 2010

The following information sets forth grants of plan-based awards made to the NEOs during the year ended December 31, 2010:

Name and Principal Position	Grant Date	Date Grant was approved, if other than the Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards ($) (2)			All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($)	Closing Market Price of Underlying Security on the Date of Grant($) (1)	Grant Date Fair Value of Stock Options and Awards ($)
			Threshold	Target	Maximum
Stephen T. Worland, Ph.D.	12/13/2010	—	—	212,500	265,625	300,000	1.02	0.98	224,220
President and Chief Executive Officer

Peter T. Slover	12/13/2010	—	—	64,500	80,625	51,750	1.02	0.98	38,678
Vice President, Finance and Operations

James L. Freddo, M.D.	12/13/2010	—	—	150,000	187,500	71,438	1.02	0.98	53,393
Senior Vice President, Drug Development and Chief Medical Officer

Elizabeth E. Reed, J.D.	12/13/2010	—	—	110,000	137,500	68,625	1.02	0.98	51,290
Senior Vice President, Legal Affairs and General Counsel

(1)	Stock options granted under the Company’s 2004 Equity Incentive Plan are granted with an exercise price equal to the previous day’s closing price of our stock on the Nasdaq Global Market.
(2)	The amounts shown in these columns represent the threshold, target and maximum payout levels under the Anadys Pharmaceuticals, Inc. Executive Officer Bonus Plan (the “Bonus Plan”). Notwithstanding the terms of the Bonus Plan, the Compensation Committee retains absolute discretion to approve bonus awards that fall above or below any amounts set forth in the Bonus Plan, or no bonus awards. The actual amount of incentive bonus earned by each named executive officer in 2010 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table for 2010.

Outstanding Equity Awards as of December 31, 2010

The following information outlines equity awards held by the NEOs as of December 31, 2010:

	Option Awards						Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Stephen T. Worland, Ph.D.	—	300,000	(1)	—	1.02	12/12/2020	—	—	—	—
President and Chief Executive Officer	41,287	123,863	(1)	—	2.42	12/2/2019	—	—	—	—
	33,333	16,667	(2)	—	2.24	8/17/2019	—	—	—	—
	50,200	49,800	(1)	—	1.99	12/9/2018	—	—	—	—
	56,550	18,450	(1)	—	2.00	12/6/2017	—	—	—	—
	83,800	16,200	(1)	—	2.32	9/5/2017	—	—	—	—
	81,700	18,300	(3)	—	2.32	9/5/2017	—	—	—	—
	100,000	—		—	4.88	12/7/2016	—	—	—	—
	110,000	—		—	8.16	12/15/2015	—	—	—	—
	50,000	—		—	5.30	9/30/2014	—	—	—	—
	70,075	—		—	2.95	1/14/2014	—	—	—	—
	37,249	—		—	2.95	2/11/2013	—	—	—	—
	136,530	—		—	2.95	3/21/2011	—	—	—	—

Peter T. Slover	—	51,750	(1)	—	1.02	12/12/2020	—	—	—	—
Vice President, Finance and Operations	13,271	39,815	(1)	—	2.42	12/2/2019	—	—	—	—
	16,667	8,333	(2)	—	2.24	8/17/2019	—	—	—	—
	17,750	32,250	(1)	—	1.86	6/30/2019	—	—	—	—
	15,060	14,940	(1)	—	1.99	12/9/2018	—	—	—	—
	7,540	2,460	(1)	—	2.00	12/6/2017	—	—	—	—
	22,500	—		—	2.29	8/21/2017	—	—	—	—
	14,775	225	(1)	—	4.59	1/9/2017	—	—	—	—
	2,000	—		—	4.28	12/19/2016	—	—	—	—
	5,000	—		—	4.60	12/6/2016	—	—	—	—
	10,000	—		—	2.80	8/14/2016	—	—	—	—
	2,500	—		—	8.16	12/15/2015	—	—	—	—
	3,375	—		—	11.74	8/1/2015	—	—	—	—
	1,850	—		—	7.00	12/14/2014	—	—	—	—
	2,000	—		—	7.10	6/30/2014	—	—	—	—
	2,500	—		—	7.90	4/18/2014	—	—	—	—

James L. Freddo, M.D.	—	71,438	(1)	—	1.02	12/12/2020	—	—	—	—
Senior Vice President, Drug Development and Chief Medical Officer	18,375	55,125	(1)	—	2.42	12/2/2019	—	—	—	—
	23,333	11,667	(2)	—	2.24	8/17/2019	—	—	—	—
	50,200	49,800	(1)	—	1.99	12/9/2018	—	—	—	—
	29,300	20,700	(1)	—	2.74	8/4/2018	—	—	—	—
	37,700	12,300	(1)	—	2.00	12/6/2017	—	—	—	—
	81,700	18,300	(1)	—	2.32	9/5/2017	—	—	—	—
	200,000	—		—	3.00	7/9/2016	—	—	—	—

Elizabeth E. Reed, J.D.	—	68,625	(1)	—	1.02	12/12/2020	—	—	—	—
Senior Vice President, Legal Affairs and General Counsel	18,215	54,648	(1)	—	2.42	12/2/2019	—	—	—	—
	25,050	49,950	(1)	—	2.24	8/17/2019	—	—	—	—
	16,667	8,333	(2)	—	2.24	8/17/2019	—	—	—	—
	37,650	37,350	(1)	—	1.99	12/9/2018	—	—	—	—
	30,160	9,840	(1)	—	2.00	12/6/2017	—	—	—	—
	61,275	13,725	(1)	—	2.32	9/5/2017	—	—	—	—
	45,000	—		—	4.88	12/7/2016	—	—	—	—
	30,000	—		—	8.16	12/15/2015	—	—	—	—
	30,000	—		—	7.00	12/14/2014	—	—	—	—
	15,686	—		—	2.95	1/14/2014	—	—	—	—
	8,824	—		—	2.95	2/11/2013	—	—	—	—
	7,265	—		—	2.95	12/19/2011	—	—	—	—

(1)	25% of the shares subject to the option shall vest and become exercisable one year from the date of grant with the remaining shares subject to the option vesting in equal monthly installments over the next three year period such that all shares subject to the option will be fully vested and exercisable four years from the date of grant.
(2)	25% of the shares subject to the option shall vest and become exercisable six months after the date of grant with the remaining shares subject to the option vesting in equal monthly installments evenly over the next 18 months such that all shares subject to the option will be fully vested and exercisable as of August 18, 2011.
(3)	25% of the shares subject to the option shall vest and become exercisable one year from August 24, 2007 with the remaining shares subject to the option vesting in equal monthly installments over the next three year period such that all shares subject to the option will be fully vested and exercisable as of August 24, 2011.

Option Exercises and Stock Vested

The following information sets forth stock options exercised by the NEOs during the year ended December 31, 2010:

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting
Stephen T. Worland, Ph.D.	—	—	—	—
President and Chief Executive Officer

Peter T. Slover	—	—	—	—
Vice President, Finance and Operations

James L. Freddo, M.D.	—	—	—	—
Senior Vice President, Drug Development and Chief
Medical Officer

Elizabeth E. Reed, J.D.	—	—	—	—
Senior Vice President, Legal Affairs and General Counsel

Pension Benefits

None of our NEOs participates in or have account balances in qualified or non-qualified defined benefit plans sponsored by the Company. Our Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in the Company’s best interests.

Nonqualified Deferred Compensation

None of our NEOs participates in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by the Company. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in the Company’s best interests.

Post-Employment Compensation

The following narrative is a description of the NEOs’ severance and change in control arrangements with the Company to support the numbers included in the table following the narrative. All severance and change in control benefits are contingent upon the NEO executing and delivering to us an effective release and waiver.

Severance Benefits

The Amended and Restated Severance and Change in Control Agreement (Amended and Restated Agreement) for each of the NEOs provides certain benefits in the event that the NEO’s employment with us is terminated by us without Cause or the NEO resigns for Good Reason (as such terms are defined in the Amended and Restated Agreement). In such event, and contingent upon delivery of a waiver and release, the NEO will be entitled to the following benefits: (a) a lump sum payment equal to twelve (12) months of the NEO’s annual base salary, less standard deductions and withholdings; (b) we will pay the NEO’s COBRA group health insurance premiums for the NEO and his or her eligible dependents for a period of up to twelve (12) months, provided that such payments will cease if the NEO voluntarily enrolls in a health insurance plan offered by another employer or entity during the period in which we are paying such premiums; (c) outplacement services for a period of six (6) months will be made available to the NEO upon the NEO’s request; (d) the partial acceleration of vesting of stock options to purchase our common stock that are granted less than one (1) year prior to the date of termination will be provided so that such stock options will vest in accordance with the vesting schedule applicable to such stock options as if the NEO had provided twelve (12) months of vesting service as of the date of termination and (e) the vested stock options held by the NEO will be automatically amended so that the NEO will be able to exercise such vested stock options during the fifteen (15) month period following the date of termination.

In addition to the severance benefits described above for all NEOs, the Amended and Restated Agreement for Dr. Freddo provides for a severance payment in the event Dr. Freddo resigns from his position with the Company for any reason other than for Good Reason (as defined in Dr. Freddo’s Amended and Restated Agreement) after December 31, 2011 (the “Retention Benefit”). The minimum Retention Benefit will equal six months of Dr. Freddo’s then-current base salary. For each month beyond December 2011 that Dr. Freddo remains employed by the Company, the Retention Benefit will increase by an amount equal to one week of Dr. Freddo’s then-current base salary, with the maximum amount of the Retention Benefit not to exceed 12 months base salary. The Amended and Restated Agreement for Dr. Freddo provides that the Retention Benefit will be paid only as an alternative to, and not in addition to, any other salary severance benefits payable under the agreement.

Change in Control Benefits

The Amended and Restated Agreement for each of the NEOs provides certain benefits if the NEO’s employment with the Company is terminated by the Company without Cause or if the NEO resigns for Good Reason (as such terms are defined in the Amended and Restated Agreement) within the six (6) month period immediately preceding or the twenty-four (24) month period immediately following a Change in Control (as defined in the Amended and Restated Agreement). In such event, and contingent upon delivery of a waiver and release, the NEO will be entitled to the following benefits: (a) a lump sum payment equal to twelve (12) months of the NEO’s annual base salary plus a payment equal to the full annual target bonus (or the amount of the last annual bonus actually paid, if higher) the NEO would be eligible for under the Anadys Pharmaceuticals, Inc. Executive Officer Bonus Plan, less standard deductions and withholdings; (b) payment of the COBRA group health insurance premiums for the NEO and his or her eligible dependents for a period of twelve (12) months; (c) outplacement services for a period of six (6) months upon the NEO’s request; and (d) all outstanding options held by the NEO will be automatically amended to provide for the full acceleration of vesting and exercisability of the stock options.

If the NEO’s employment with the Company is terminated by the Company without Cause or if the NEO resigns for Good Reason within the six (6) month period immediately preceding or the twenty-four (24) month period immediately following a Change in Control that occurs no later than June 30, 2012, the NEO will be entitled to an additional lump sum payment equal to twelve (12) months of the NEO’s annual base salary plus a payment equal to the full annual target bonus (or the amount of the last annual bonus actually paid, if higher) the NEO would be eligible for under the Anadys Pharmaceuticals, Inc. Executive Officer Bonus Plan, less standard deductions and withholdings.

Potential Payments Under Severance/Change in Control Arrangements

This table sets forth potential payments payable to our current NEOs in the event of a termination of employment under various circumstances. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the date of termination was December 31, 2010 and (ii) the stock price was $1.42, which was the closing market price of our common stock on December 31, 2010, the last business day of the 2010 fiscal year.

Name	If Company Terminates Executive Without Cause or Executive Resigns with Good Reason($)		Change in Control ($)	Termination Following a Change in Control without Cause or Executive Resigns with Good Reason($)(5)
Stephen T. Worland, Ph.D.
Cash Payment	470,512	(1)	*	683,012	(1)
Acceleration of Options	30,000	(2)	*	120,000	(2)
Continuation of Benefits	21,453	(3)	*	21,453	(3)
Outplacement Services	9,000	(4)	*	9,000	(4)

Peter T. Slover
Cash Payment	241,694	(1)	*	306,194	(1)
Acceleration of Options	5,175	(2)	*	20,700	(2)
Continuation of Benefits	21,453	(3)	*	21,453	(3)
Outplacement Services	9,000	(4)	*	9,000	(4)

James L. Freddo, M.D.
Cash Payment	402,808	(1)	*	602,808	(1)
Acceleration of Options	7,144	(2)	*	28,575	(2)
Continuation of Benefits	21,453	(3)	*	21,453	(3)
Outplacement Services	9,000	(4)	*	9,000	(4)

Elizabeth E. Reed, J.D.
Cash Payment	307,908	(1)	*	417,908	(1)
Acceleration of Options	6,863	(2)	*	27,450	(2)
Continuation of Benefits	16,974	(3)	*	16,974	(3)
Outplacement Services	9,000	(4)	*	9,000	(4)

(1)	Includes severance payment and accrued and unused vacation time as of December 31, 2010.
(2)	Determined by taking excess of the fair market value of our common stock on December 31, 2010, less the exercise price of each accelerated option.
(3)	Reimbursement for continued health insurance coverage under COBRA.
(4)	Cost of outplacement services.
(5)	Amounts based on Amended and Restated Severance and Change in Control Agreements entered into in January and February 2011. In August 2011, each NEO entered into a revised Amended and Restated Severance and Change in Control Agreement, the benefits of which are described in the “Change in Control Benefits” section above.
*	No benefits provided.

Compensation of Directors

Non-Employee Director Compensation

Under the terms of our Non-Employee Director Compensation Program, the Chairman of the Board is eligible to receive an annual cash stipend for his service in such capacity and for service on the Board of $30,000, the Chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are eligible to receive an annual cash stipend for service in such capacities and for service on the Board of $25,000 and each other non-employee director is eligible to receive an annual cash stipend for service on the Board of $20,000. In addition, each non-employee director is eligible to receive $2,500 for each in-person Board meeting at which the director is present and $500 for each Board meeting at which the director participates by telephone. In addition, each member of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and/or any specially constituted committee, if so designated by the Board, is eligible to receive $500 for each committee meeting at which the director is present or participates by telephone.

Total cash compensation for the Chairman of the Board is capped at $50,000 per calendar year, $45,000 per calendar year for the Chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, and $40,000 for each other non-employee director.

Under the terms of the Non-Employee Director Compensation Program, each non-employee director is eligible to receive an annual option grant to purchase 15,000 shares of our common stock under our 2004 Non-Employee Directors’ Stock Option Plan on the date of each Annual Meeting. Each new non-employee director receives an option grant to purchase 25,000 shares of our common stock upon his or her appointment or election to our Board of Directors under our 2004 Non-Employee Directors’ Stock Option Plan.

Reimbursement of Expenses

Non-employee directors are also reimbursed for reasonable out-of-pocket expenses in connection with attending meetings of our Board of Directors and committees of the Board of Directors.

Director Compensation Table for 2010

The table below summarizes the compensation paid by the Company to our non-employee directors for the fiscal year ended December 31, 2010.

Name(1)	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)(3)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)

Mark G. Foletta	2010	40,500	—	24,993		—	—	—	65,493
Marios Fotiadis	2010	35,500	—	24,993		—	—	—	60,493
Steven H. Holtzman (4)	2010	40,715	—	24,993	(4)	—	—	—	65,708
Stelios Papadopoulos, Ph.D.	2010	39,000	—	24,993		—	—	—	63,993
George A. Scangos, Ph.D. (5)	2010	32,000	—	24,993	(5)	—	—	—	56,993
Kleanthis G. Xanthopoulos, Ph.D.	2010	34,000	—	24,993		—	—	—	58,993

(1)	Stephen T. Worland, Ph.D., our President and Chief Executive Officer, is not included in this table as he was an employee during the year ended December 31, 2010 and thus received no compensation for his services as a director.
(2)	Reflects the grant date fair value of awards granted calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). Assumptions used in the calculation of this amount for fiscal years ended December 31, 2010, 2009 and 2008 are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2010, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2011.
(3)	As of December 31, 2010, each director has the following number of options outstanding: Mark G. Foletta: 86,250, Marios Fotiadis: 119,608, Steven H. Holtzman: 56,875 (see note 4 below), Stelios Papadopoulos, Ph.D.: 94,608, George A. Scangos, Ph.D.: 80,580 (see note 5 below) and Kleanthis G. Xanthopoulos, Ph.D.: 690,691.
(4)	Mr. Holtzman resigned from the Board of Directors effective January 4, 2011. In conjunction with Mr. Holtzman’s resignation from the Board of Directors, we modified his stock options. We calculated the additional non-cash share-based expense associated with the extended exercisability period for his vested options in accordance with ASC718. The incremental fair value associated with the modification of Mr. Holtzman’s stock options was $41,812.
(5)	Dr. Scangos resigned from the Board of Directors effective July 20, 2010. In conjunction with Dr. Scangos’ resignation from the Board of Directors, we modified his stock options. We calculated the additional non-cash share-based expense associated with the extended exercisability period for his vested options in accordance with ASC718. The incremental fair value associated with the modification of Dr. Scangos’ stock options was $44,335.

CERTAIN TRANSACTIONS

Transactions with Related Persons

The Audit Committee reviews and approves all related party transactions. We have not adopted a formal related-party transactions policy. There were no related party transactions during fiscal year 2010.

Other Transactions

We have entered into indemnity agreements with our directors and officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law.

ANNEX II

[Letterhead of Lazard Frères & Co. LLC]

October 16, 2011

The Board of Directors

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, California 92121

Dear Board of Directors:

We understand that Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys”), Hoffmann-La Roche Inc. (“Roche Parent”), a New Jersey corporation and indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), Bryce Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Roche Parent (“Purchaser”), and Roche Holdings, Inc., a Delaware corporation and parent of Roche Parent (“Roche Guarantor”), propose to enter into an Agreement and Plan of Merger, dated as of October 16, 2011 (the “Agreement”), pursuant to which Roche will acquire Anadys (the “Transaction”). Pursuant to the Agreement, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Anadys (“Anadys Common Stock”) at a purchase price of $3.70 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into Anadys and each outstanding share of Anadys Common Stock not previously tendered, other than shares of Anadys Common Stock held by Roche, Roche Guarantor, Roche Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Anadys Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Anadys Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Anadys;

(iii)	Reviewed various financial forecasts and other data provided to us by Anadys relating to the business of Anadys, which financial forecasts reflect certain probability-weighted assumptions of the management of Anadys relating to Anadys’ product candidates and certain assumptions of the management of Anadys as to future financings expected to be undertaken by Anadys to fund its operations;

(iv)	Held discussions with members of the senior management of Anadys with respect to the business and prospects of Anadys;

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The Board of Directors

Anadys Pharmaceuticals, Inc.

October 16, 2011

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Anadys;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Anadys;

(vii)	Reviewed historical stock prices and trading volumes of Anadys Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Anadys or concerning the solvency or fair value of Anadys, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Anadys, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Anadys. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We have relied, with the consent of Anadys, on the assessments of the management of Anadys as to (i) the validity of, and risks associated with, the product candidates of Anadys (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto) and (ii) the liquidity needs of, and capital resources expected to be available to, Anadys and the ability of Anadys to fund its operations through planned future financings.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Anadys Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Anadys might engage or the merits of the underlying decision by Anadys to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Anadys, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Anadys, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Anadys or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Anadys obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Anadys in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. Lazard

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The Board of Directors

Anadys Pharmaceuticals, Inc.

October 16, 2011

Capital Markets LLC (an entity indirectly owned in large part by managing directors of Lazard) in the past has provided certain investment banking services to Anadys, for which we have received compensation, including, during the past two years, having acted as lead placement agent or sole book-running manager for certain equity offerings of Anadys in May 2010 and October 2010. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of Anadys, Roche and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and also may trade and hold securities on behalf of Anadys, Roche and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Anadys (in its capacity as such) and our opinion is rendered to the Board of Directors of Anadys in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Anadys Common Stock in the Tender Offer or how such stockholder should act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Anadys Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ David Low
David Low
Managing Director

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